UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 12/31/2020

Quara Devices Inc. (dba Edoceo Devices)
Exact name of issuer as specified in the issuer’s charter

Wyoming	83-3849880
Jurisdiction of incorporation /organization	I.R.S. Employer Identification Number

320 East Vine Drive, Suite 129

Fort Collins, CO 80524

Address of principal executive offices

+1 (888) 887-6658

Telephone number

Edoceodevices.com

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, no par value

In this report, the term “Edoceo,” “Quara,” “we,” “us” or “the company” refers to Quara Devices Inc. (dba Edoceo Devices).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. BUSINESS

Overview

Edoceo is an emerging med-tech & biotech company focusing on the development and commercialization of portable, easy to use devices for rapid, sensitive, and accurate detection of bacterial and viral infections. These devices are urgently needed in a range of markets, including aquaculture and human and animal health. The company is currently developing two product platforms: one for detection of bacterial infections and another for detection of viruses. Both platforms are versatile and the same core instrumentation within each platform can be used across many applications to detect many different bacteria and viruses. For each platform, our product line will comprise three components:

●	the portable device itself – B-Detect, our bacterial testing portable device, and V-Detect, our viral testing portable device,
●	consumable testing units that contain reagents, receive the sample to be tested for bacterial or viral presence and are inserted into the device for testing, which we call B-Test and V-Test and
●	software providing data collection and configuration functionality, which we call B-View and V-View.

B-Detect is a portable, battery-operated unit that uses fluorescent detection proteins to detect the molecules bacteria release when they become virulent. It was initially conceptualized, and a prototype developed by OptiEnz, founded by our Chief Science Officer. On April 13, 2020 we entered into an Assignment of Intellectual Property Rights and a License and Royalty Calculation Agreement with OptiEnz, under which we acquired all intellectual property related to a portable instrument and associated software for measuring FRET between pairs of fluorophores, using a non-proprietary protein, and related methods of protein preparation and sample pre-treatment. A portion of OptiEnz’s development work on the portable device occurred while OptiEnz was collaborating with Pebble Labs in conducting research involving Pebble Labs’ proprietary FRET biosensor protein and there is some uncertainty regarding residual rights that Pebble Labs may retain in the intellectual property we acquired from OptiEnz. On September 30, 2020, Pebble Labs notified Edoceo that, due to non-payment of the $500,000 purchase price by the required date, (1) the Agreements are terminated and (2) in the absence of a future agreement between the parties Edoceo has no rights to the intellectual property rights specified in the original agreement. We are optimistic that we will be able to resolve this situation with Pebble Labs. However, if we fail to do so, we may not be able to use the intellectual property acquired from OptiEnz to commercialize our bacterial testing platform based on fluorescent detection. We may be able to adapt our V-Detect device to detect targeted bacteria; however, no development work has been conducted by the company at this point and, therefore, we cannot provide any assurance in this regard.

V-Detect is a portable, battery-operated unit using proprietary technology to detect specific viral pathogens via the integration of different types of molecular assays. On May 14, 2020, the company licensed from the Colorado State University Research Foundation an exclusive right to the patent rights and know-how relating to technology known as PadLock-RCA-Nuclease Protection Lateral Flow Assay for the detection of pathogen sequences at the point of care. The technology acquired from Colorado State University has demonstrated the ability to detect a synthetic target sequence of RNA from SARS-CoV-2 using, in microtubes, the sequence of biochemical reaction steps that will ultimately be deployed in a microfluidic chip in our V-Detect device. Management believes, as discussed above, that the technology underlying the V-Detect device may also be used for detection of the presence of virulent bacteria.

For our bacterial testing platform, assuming a satisfactory resolution with Pebble Labs, we intend to focus on further refining and subsequently commercializing B-Detect and the related consumable products and data software to address shrimp diseases in the aquaculture market. We also intend to begin development and study of B-Detect for the detection of urinary tract infections in the human health market.

In terms of our viral testing platform, we will focus initially on the continued development and commercialization of V-Detect and the related consumables and software to address the detection of SARS-CoV-2, the virus responsible for COVID-19. Thereafter, we intend to further develop the virulent bacterial detection device to be used more broadly in the aquaculture market as well as in the veterinary, health care, food processing and home monitoring markets, among others.

On December 23, 2020, Edoceo signed a Strategic Alliance, Preferred Supply and Distribution Agreement with the Ningbo Beautiful Life Medical Biotechnology Development Co., Ltd. (“Ningbo”) and NCFC. The agreement gives Edoceo a worldwide non-exclusive license to market, distribute and sell Ningbo’s proprietary, in vitro diagnostic, combined antigen rapid test kits for saliva SARS-CoV-2 incorporating a nanocarbon assay suitable for self-administration (the “Rapid Coronavirus Antigen Test Kits”). Under the Agreement, Edoceo is a preferred distributor of the Rapid Coronavirus Antigen Test Kits, meaning that the product prices, quantities, and product delivery terms shall not be less favorable to Edoceo than any other distributor. Furthermore, Edoceo is free to set its own pricing for any products sold.

The Rapid Coronavirus Antigen Test Kits have approval from Chinese authorities for export from China, and a CE mark designation for sale within the European Community and Edoceo expects to begin sales in 2021 through multiple agents located in the 33 countries that require a CE mark designation for sale. The parties have agreed to collaborate with each other in obtaining any required licenses or permits or complying with any other regulatory requirements worldwide. Edoceo intends, in collaboration with the other parties to the Agreement, to apply to the Federal Drug Administration for approval of the Rapid Coronavirus Antigen Test Kits under its Emergency Use Authorization.

Under the Agreement, Edoceo is required to (i) engage competent and experienced agents to render prompt and adequate assistance to the users of the products and (ii) provide customer service (including taking orders, responding to customer inquiries, fulfilling requests for quotes on product pricing, and forwarding product complaints to Ningbo) on a timely basis as well as provide such assistance and information to customers as is reasonably requested by Ningbo.

The Agreement has a term of 3 years and may be extended for additional terms of 3 years upon mutual notice of intent to extend by Edoceo and Ningbo.

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In consideration for advisory services provided by NCFC Technologies Ltd. (“NCFC”) in connection with the Strategic Alliance, Preferred Supply and Distribution Agreement discussed above, the Company has agreed to issue to NCFC 0.35 shares of Common Stock for each USD$1.00 of gross sales of the Ningbo products sold by Edoceo, up to a maximum of 4,000,000 shares. In addition, Edoceo will issue to NCFC, 0.2 shares of Common Stock for each USD $1.00 of equity investment received by Edoceo in its Regulation A offering up to a maximum of 3,200,000 shares.

Bacterial Infections – the Problem and How We Intend to Address it

Control of virulent bacteria is currently heavily reliant on the use of antibiotics. Unfortunately, this overuse of antibiotics has led to the evolution of bacteria known as superbugs that are resistant to several antibiotics. Superbugs are expected to cost the global economy $100 trillion in health care and lost productivity by 2050 (as per the International Federation of Pharmaceutical Manufacturers & Associations, November 2018). The current over-use of antibiotics is due, in part, to an inability to detect the cause of infections early enough and the lack of timely feedback on the effectiveness of drugs that are administered.

Edoceo seeks to mitigate these costly and sometimes deadly challenges with proprietary technology that is being designed to have the following key attributes:

●	portable,
●	simple to use,
●	cost effective,
●	broad detection of infections from over 160 bacterial species including most common pathogens, and
●	rapid, early warning of a bacterial infection, providing results in minutes.

We have a functioning prototype that has demonstrated the ability to obtain quantitative measurements of BAI-2, a bacterial signaling molecule that is produced by many virulent bacteria, over a wide concentration range in laboratory solutions. See “Our Technology.” This prototype will be developed further for commercialization for detection of shrimp disease in the aquaculture market by creating a simple reagent platform, validating the measurements with shrimp health evaluation, and devising a calibration protocol. We believe our device has substantial potential for the broader aquaculture market as well as the veterinary, health care, food processing and home health monitoring markets. We believe our device will help to improve people’s lives and reduce food production costs as we seek to provide an early warning of harmful pathogens in our bodies, our pets, and food production systems and processing equipment. We believe that the potential addressable market is vast, as discussed in “Markets” below, and we believe we have the management and scientific team to launch our bacterial detection device successfully.

Viral Diseases – the Problem and How We Intend to Address it

COVID-19 is in the news daily with an estimated global death count of more than 570,000 as of July 13, 2020 and with the number of people dying each day from the disease exceeding 3,500 globally. In addition, each day there are more than 27,000 deaths globally from communicable diseases according to World Economic Forum data. In just the last 20 years, Visualcapitalist.com reports that there have been five new epidemics/pandemics caused by viral pathogens in addition to ongoing diseases such as HIV/AIDS, dengue, Zika, hepatitis and others. Leading global health organization are calling for rapid, accurate testing to help slow the spread of these diseases. A recent report by Meticulous Research, states the value of the global infectious disease diagnostics market is expected to reach in excess of $23 billion by 2027. Notably, this study pre-dates COVID-19, which has generally raised the awareness of the importance of testing.

A 2013 policy statement by the Infectious Disease Society of America states:

Whether caring for an individual patient with an infectious disease or responding to a worldwide pandemic, the rapid and accurate establishment of a microbial cause is fundamental to quality care. Despite dramatic advances in diagnostic technologies, many patients with suspected infections receive empiric antimicrobial therapy rather than appropriate therapy dictated by the rapid identification of the infectious agent. The result is overuse of our small inventory of effective antimicrobials, whose numbers continue to dwindle due to increasing levels of antimicrobial resistance.

New tests are needed that can identify a specific pathogen or at a minimum, distinguish between bacterial and viral infections, and also provide information on susceptibility to antimicrobial agents. Tests should be easy to use and provide a rapid result (ideally within an hour) to have a positive impact on care.

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Edoceo seeks to address viral disease challenges with proprietary technology that is being designed to have the following key attributes:

●	portable,
●	simple to use,
●	cost effective,
●	ability to target new viruses by simply changing reagents used in the V-Test consumable units, and
●	sensitive and accurate quantitation of virus levels in a sample, providing results in 30 minutes or less.

For sensitive, accurate detection of viruses, we are developing a novel genomic-based assay to detect specific nucleic acid sequences in samples. We have a functioning prototype and have achieved proof-of-concept detection of SARS-CoV-2 and another target sequence. This device is based on a method that uses isothermal amplification of the target sequence, so the hardware can be much smaller than current laboratory-based instruments, and a combination of biochemical procedures that we expect to provide sensitivity and specificity that are much better than current portable instruments. Once testing of this device is complete, subject to regulatory approval, we intend to commercialize it, focusing initially on detection of SARS-CoV-2 virus. Thereafter, we intend to further develop this technology to be used in the aquaculture market as well as in the veterinary and health care markets, among others.

Our History

Our company was formed in 2019 to acquire and commercialize intellectual property from OptiEnz Sensors, LLC (www.optienz.com), which initially developed our virulent bacterial detection device and was founded by our Chief Science Officer. The company will operate under the trade name of Edoceo Devices (Edoceo means to “fully inform” in Latin). The achievement of developing a prototype device for detecting virulent bacteria that we are using for ongoing testing purposes was led by the OptiEnz founder and Chief Technology Officer, Ken Reardon Ph.D. Dr. Reardon now serves as our Chief Science Officer.

Edoceo and the OptiEnz team have forged a close working relationship. Dr. Brian Heinze, the R&D Director of OptiEnz, is a member of our scientific advisory committee. In addition, on May 20, 2020 we entered into a master research agreement with OptiEnz that provides for collaborative ongoing research and development into our products and related sensors, industry support and expanding the technology. The master research agreement provides that the company will fund research activities to be performed by OptiEnz, solely or jointly with the company and other third parties and OptiEnz will furnish the necessary personnel, materials, equipment and facilities, and otherwise perform all things necessary with best intent and effort within resources provided by the company for the performance of specific projects as agreed upon from time to time by execution of individual task orders. OptiEnz will provide project proposals to the company and upon acceptance of the project proposal by the company, the parties will enter into task orders. Each task order will include: (1) the project scope, including a list of deliverables, (2) the project term; and (3) the payment terms. The payment terms are either on a fixed price basis or based on cost reimbursement, as set forth in each task order. The initial task order, which is pending a satisfactory resolution with Pebble Labs, covers the performance of the objectives set forth under “Strategy—B-Detect—Objectives,” has a term of 12 months and a fixed price of $891,000. The master research agreement has a term of five years.

We recently entered into an agreement with Colorado State University Research Foundation to license certain intellectual property rights that we believe will enable us to develop our V-Detect and related components. For ongoing technical support of this technology, the original inventors, Dr. Dandy, Dr. Henry and Dr. Geiss, all professors and researchers at Colorado State University, who have been working on this technology for more than a year, have joined our scientific advisory committee.

Market Opportunity

Introduction

Bacterial and viral infections have enormous impact upon the entire human population as well as those of other species: pets, livestock, and the shrimp and fish produced by the aquaculture industry. Early detection is always vital to treatment since higher doses of antibiotics and antiviral compounds are required for late-stage infections. In the case of bacteria, the extensive use of antibiotics across all markets has resulted in more and more bacteria developing resistance to antibiotics. When a bacterium is resistant to several commonly used antibiotics, it is referred to as a “superbug”.

The traditional and still primary method of detecting a bacterial infection is to take a sample (for example, blood, urine, or saliva) from the patient — whether human, pet, or other animal — and put it in a special environment in a laboratory to grow any bacteria that are present. Since the test relies on bacterial growth, several days may be required to obtain results. For many diseases, the time required to test for an infection represents a critical period when the infection could grow to dangerous levels. For example, it takes between 48 and 72 hours to diagnose a sepsis causing infection. Current testing based upon growth may fail to detect evasive strains of bacteria. Furthermore, not all bacteria can be cultured in the laboratory.

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Other laboratory-based methods of bacterial detection and identification typically require long processing times, can lack sensitivity and specificity, and/or require highly specialized equipment and trained technicians and are therefore costly and not available in all countries. These other methods include biochemical assays, immunological tests, and genetic analyses.

For detection of viral infections, the considered current gold standard for testing is the genetic analyzer based on the use of polymerase chain reaction (PCR) for DNA viruses or reverse-transcriptase PCR (RT-PCR) for RNA viruses. This is the most common diagnostic test used to identify people currently infected with SARS-CoV-2, for example. It works by detecting viral RNA in a fluid sample from a person —most often collected from their nasal passage.

The accuracy of a test is based on two key factors: sensitivity and specificity. A sensitive test will correctly identify that the virus or bacterium is present in the sample, while a specific test will correctly indicate that the virus or bacterium is not present in the sample. RT-PCR tests are considered the gold standard and within laboratory situations have high sensitivity and high specificity. However, in the real-world, testing conditions and processes are far from perfect and accuracy suffers. For example, it has been stated that researchers still do not know what the real-world false negative test rate is for SARS-CoV-2, but one clinical study determined the range in sensitivity of RT-PCR tests to be from 66 to 80%, meaning that at the 66% level nearly one in three infected samples tested will receive false negative results.

Aquaculture

It has been reported by the Marine Science Agency of the United Kingdom that more than half of all seafood consumed globally (160 million metric tons per year) is from aquaculture as opposed to wild-capture fisheries. Aquaculture production is trending to increasingly dominate the market over wild capture.

Global harvest of aquatic organisms

in million tons 1950-2010

FishStat Database 2014

It has been estimated that more than $6 billion in aquaculture products (shrimp, salmon and others) are lost annually to disease. In specific sectors, such as shrimp, disease losses may exceed 40% of global yield capacity with emergent diseases, such as Early Mortality Syndrome, threatening to collapse production in all nations. The global shrimp consumption market is in excess of $40 billion and is expected to reach $68 billion in the next ten years. It is estimated that there are over 50,000 shrimp producers with over 500,000 ponds and the numbers are expanding each year to keep pace with demand.

Concerns surrounding the ability to rapidly confirm disease is the major constricting factor for expansion of the aquaculture industry to 2050. Currently, shrimp diseases are detected by taking shrimp to a laboratory, dissecting them, and examining their organs under a microscope. This is time consuming and subject to sampling challenges as well as substantial environmental and biological perturbations. B-Detect, by contrast, is expected to provide in situ testing for virulent bacteria in ponds with results available in minutes rather than days, increasing the ability for early detection and remediation.

Early notice of the outbreak of virulent bacteria can reduce overuse of antibiotics, thereby diminishing antibiotic resistance. Rapid, simple detection of viral aquaculture diseases is similarly needed. For example, the shrimp pathogen White Spot Syndrome Virus is one of the most pathogenic and lethal diseases in aquaculture, causing up to 100% mortality within 3 to 10 days. Early detection can help treatments be more successful or can allow a producer to protect other parts of the production system.

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Human Health

Bacterial Testing Market

Superbugs are expected to cost the global economy $100 trillion in health care and lost productivity by 2050. Globally, more than 700,000 people die from superbug bacterial infections annually, a number that is increasing every year. For example, sepsis, a condition resulting from the body’s overwhelming and life-threatening response to infection, can lead to tissue damage, organ failure, and death. According to the Sepsis Alliance, on average approximately 30% of patients diagnosed with severe sepsis do not survive. Up to 50% of survivors suffer from post-sepsis syndrome. According to a 2006 study published in Critical Care Medicine, the risk of death from sepsis increases by an average of up to 7.6% with every hour that passes before treatment begins, often using a broad-spectrum antibiotic. Sepsis has been named as the most expensive in-patient cost in American hospitals by the Healthcare Cost and Utilization Project. One report stated the costs were $24 billion in 2014. Though not all sepsis-related infections are bacterial, it is the most common cause. Early detection and treatment are essential for survival and limiting disability for survivors.

Urinary tract infections (UTIs) are a severe public health problem exacerbated by the rise in multidrug resistant strains of bacteria and high recurrence rates. They are some of the most common bacterial infections, affecting 150 million people each year worldwide.1 UTIs are caused by a wide range of pathogens, including Gram-negative and Gram-positive bacteria, as well as fungi. Uncomplicated UTIs typically affect women, children and elderly patients who are otherwise healthy. Complicated UTIs are usually associated with indwelling catheters, urinary tract abnormalities, immunosuppression or exposure to antibiotics. In 2007, in the United States alone, there were an estimated 10.5 million office visits for UTI symptoms. Currently, the societal costs of these infections, including health care costs and time missed from work, are approximately $3.5 billion per year in the United States alone. UTIs are a significant cause of morbidity in infant boys, older men and females of all ages. UTIs are a common catheter-induced illness as the result of patients staying in a hospital or clinic and these catheter-inducted UTIs are a major cause of extended hospital stays. In the United States, Medicare is penalizing hospitals that fail to address UTI on the length of the hospital stay by reducing overall reimbursement.

Epidemiology of urinary tract infections

As shown above, of the various epidemiological causes of both complicated and uncomplicated UTIs, the vast majority are bacterial in nature, with only Candida species being fungal in nature.

1 Flores-Mireles, A., Walker, J., Caparon, M. et al. Urinary tract infections: epidemiology, mechanisms of infection and treatment options. Nat Rev Microbiol 13, 269–284 (2015). https://doi.org/10.1038/nrmicro3432

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UTIs are responsible for a surprisingly diverse array of symptoms that are frequently misinterpreted. If an infection can be detected or ruled out quickly in the hospital setting, a patient may receive treatment before the infection becomes life threatening or, if ruled out, medical professionals can more quickly turn to analyzing other causes. If left untreated, a UTI can lead to death. UTIs may lead to a form of sepsis called urosepsis. UTI infections are a major cause of hospitalization and death in nursing homes. Nearly 380,000 people die of infections in US nursing homes every year.

We estimate the global addressable market at $6.5 billion for medical device sales, $3.3 billion in annual data services revenue and $35 billion per year for consumables. These internal estimates are based on various external studies for home based medical device sales.

Viral Testing Market

As humans have spread across the world, so have infectious diseases caused by viruses and bacteria. Even in this modern era, outbreaks are nearly constant, though not every outbreak reaches pandemic levels. According to VisualCapitalist.com, some of the major virus-caused epidemics/pandemics that have occurred over time are:

Name	Time period	Type / Pre-human host	Death toll (approx.)
Antonine Plague	165-180	Believed to be either smallpox or measles (viruses)	5M
Japanese smallpox epidemic	735-737	Variola major virus	1M
New World Smallpox Outbreak	1520 – onwards	Variola major virus	56M
Yellow Fever	Late 1800s	Virus / Mosquitoes	100,000-150,000 (U.S.)
Russian Flu	1889-1890	Believed to be H2N2 influenza virus / Avian origin	1M
Spanish Flu	1918-1919	H1N1 virus / Pigs	40-50M
Asian Flu	1957-1958	H2N2 virus / Avian origin	1.1M
Hong Kong Flu	1968-1970	H3N2 virus / Avian origin	1M
HIV/AIDS	1981-present	Virus / Chimpanzees	25-35M
Swine Flu	2009-2010	H1N1 virus / Pigs	200,000
SARS	2002-2003	Coronavirus / Bats, Civets	770
Ebola	2014-2016	Ebolavirus / Wild animals	11,000
MERS	2015-Present	Coronavirus / Bats, camels	850
COVID-19	2019-Present	Coronavirus – Unknown	570,000 (Johns Hopkins University estimate as of July 13, 2020)

“Testing, testing, testing” has been the mantra repeated again and again by World Health Organization Director-General Tedros Adhanom Ghebreyesus. Widespread diagnostic testing, along with isolation of the infected, contact tracing, and quarantining of those contacts, seems to have been key to those countries that have suppressed the spread of COVID-19. A June 1, 2020 analysis by Market Study Report, LLC estimates that the global COVID-19 diagnostic testing industry was expected to exceed $44 billion in 2020, it exceeded $84.5 billion and MarketWatch now predicts the market will exceed 104 billion by 2028.

Animal Health

Global livestock populations are significantly endangered by bacterial and viral diseases. In order to avoid epidemics and spread of infection from animal to animal (and animal to humans), these infections should be monitored effectively. There are several examples of animal diseases such as brucellosis, respiratory and reproductive disorders and tuberculosis being commonly found in animals. Currently, these various disorders in livestock are detected using veterinary diagnostics carried out in laboratories using various techniques to detect bacteria and viruses in samples of blood, feces and tissue. New techniques and techniques developed for human diagnosis are also being widely used in veterinary diagnostics. Immunoassays and hematology are among the techniques currently used for detection of infection in animals. All of these are limited in throughput, response time, and expense.

Seventy percent of antibiotics in the U.S. are given to livestock for prophylactic reasons. In contrast, our B-Detect is expected to enable targeted use of antibiotics only when a bacterial threat is present, saving millions of dollars and limiting the rise of superbugs caused by the overuse of antibiotics. Similarly, V-Detect may allow early detection of viral infection so that treatment with antivirals is more effective. Early detection of bacterial or viral infection will help mitigate suffering and will reduce costs to treat pets and livestock.

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The global veterinary diagnostics market size is estimated to grow at a compound annual growth rate of over 7% from 2019 to 2026 and reach a global market value around $5.4 billion by 2026. Of that, the global pet diagnostic market size was valued at over $2.1 billion in 2018 and is expected to be $4 billion by 2026, according to a 2019 study by Grand View Research. Increasing demand for point of care diagnostics is expected further propel the growth of the pet diagnostics market.

Food Processing

Biofilms form when bacteria adhere to surfaces in aqueous environments and begin to excrete a slimy, glue-like substance that can anchor them to a variety of materials including metals, plastics, soil particles, medical implant materials and, most significantly, human or animal tissue. For example, biofilms can develop on the interiors of pipes, which can lead to clogging and corrosion. Biofilms on floors and counters can make sanitation difficult particularly in food preparation areas.

Bacterial infections that go undetected can have devastating impacts on businesses and the economy. The Centers for Disease Control and Prevention in a 2011 study estimated that each year roughly 1 in 6 Americans (48 million people) get sick, 128,000 are hospitalized, and 3,000 die as a result of foodborne diseases. In 2015, some customers of Blue Bell Ice Cream became ill and some died. The CDC detected Listeria bacteria in the manufacturer’s plants, resulting in the company having to issue a national recall of over 8 million gallons of ice cream, lay off 1,450 of its 3,900 employees and furlough another 1,400, and borrow $125 million to undertake a decontamination of its plants and the replacement of some equipment that could not be cleaned as a result of the said biofilm having been created by bacteria. The temporary shutdown of this one company led to hundreds of layoffs across other direct and indirect local supporting industries as the 200,000 tourists to the plant also disappeared.

Lately, nearly every month the CDC reports similar Listeria infections linked to food products, such as milk, cheese, ice cream, and pork products. Inadequate detection and control of bacteria costs billions in food production losses each year. The annual global cost of food-borne illnesses is estimated at over $110 billion and over 48 million Americans are stricken ill each year with over 23,000 deaths from antibiotic-resistant bacteria.

These human and financial tolls were due to not detecting the virulent bacterial infection early enough. B-Detect is expected to provide cost effective, near real-time testing for bacterial outbreaks in equipment, from food processing to water and oil pipelines. Early detection of a bacterial threat will help to minimize the creation of harmful biofilms that in some cases necessitates significant rebuilds of food infrastructure systems, often the only way to get rid of the infection within the processing equipment.

Our Technology

B-Detect

For our bacterial detection device, our planned offering is centered around three components for virulent bacterial detection:

B-Detect:	portable device for bacterial detection through proprietary quorum-sensing technology
B-View:	software providing data capture and customization
B-Test:	consumable cartridges

The B-Detect is our physical device that will perform detection process and produce results. B-View will be software incorporated within the device where not only the results of the test are recorded but the operator can record pertinent details. For example, a shrimp producer would record data such as time and date of test, weather conditions and feed used. We are designing the software to be customizable to meet the user’s needs. B-Test is the consumable cartridge that will contain the reagents and to which the sample will be added for analysis by the B-Detect unit.

B-Detect Technology is Quorum Sensing

Bacteria communicate with each other in a population-dependent manner using a variety of chemical signal molecules called autoinducers, some of these molecules are species-specific and others are more general. The process is known as quorum sensing (“QS”). QS molecules are synthesized inside bacterial cells and are exported into the bacterial surroundings, where they may accumulate in increasing concentrations. Bacteria have receptors on their outer surface that bind QS molecules. At a certain level of receptor binding, a cascade of events is triggered that change bacterial gene expression patterns, followed by changes in bacterial metabolism and operational mode. QS signal molecules may regulate a diverse array of functions, including antibiotic production, virulence, biofilm formation, stress and defense responses, motility, metabolism, and activities involved in interactions with hosts. B-Detect technology focuses upon the same quorum sensing cues that the bacteria themselves rely upon to shift behavior from a minor to a major threat to the host organism (people and animals).

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For example, one of the most serious pathogens of marine fish and invertebrates, particularly shrimp, is the bacterium Vibrio harveyi. This bacterium uses (2S,4S)-2-methyl-2,3,3,4- tetrahydroxy-tetrahydrofuran borate (BAI-2) as its QS signal. Hence, detection of BAI-2 may be a means to detect the presence of V. harveyi in industrial shrimp aquaculture operations. Other bacteria that affect shrimp may also use BAI-2 or the related AI-2, and Edoceo has evidence that AI-2 can be used as an indicator to detect gram-negative bacterial pathogens generally. Edoceo also has evidence that this approach can be used to detect other bacterial pathogens and pathogenic yeast.

Fluorescence Resonance Energy Transfer or “FRET” Technology

FRET is a physical phenomenon that is increasingly being used in biomedical research and drug discovery. It is the distance-dependent transfer of energy from one fluorescent molecule (the donor) to another fluorescent molecule (the acceptor). The transfer of energy leads to a reduction in the donor’s fluorescence intensity and an increase in the acceptor’s emission intensity. Due to its sensitivity to distance, FRET has been used to investigate molecular interactions. Edoceo technology uses FRET to rapidly measure the presence and magnitude of autoinducers or messaging molecules.

B-Detect Innovation

B-Detect uses FRET to quantify the concentration of bacterial QS molecule BAI-2 (and the related AI-2 molecule), thus providing a means of generally detecting the presence of virulent bacteria. Since more than 160 species of bacteria are capable of producing BAI-2, this detection strategy is broad and does not require advance knowledge of the specific bacterial target. B-Detect relies on use of a detection protein obtained from OptiEnz with a region of the protein that binds BAI-2 and other regions of the protein that produce the FRET response.

The FRET response itself is quantified in a hardware unit, a prototype of which has been developed by OptiEnz, led by our Chief Science Officer Ken Reardon Ph.D., and is being used for ongoing testing purposes. A portion of this development work occurred while OptiEnz was collaborating with Pebble Labs in conducting research involving Pebble Labs proprietary FRET biosensor protein and there is some uncertainty regarding residual rights that Pebble Labs may retain in the intellectual property we acquired from OptiEnz. On September 30, 2020, Pebble Labs notified Edoceo that, due to non-payment of the $500,000 purchase price by the required date, (1) the Agreements are terminated and (2) in the absence of a future agreement between the parties Edoceo has no rights to the intellectual property rights specified in the original agreement. We are optimistic that we will be able to resolve this situation with Pebble Labs. However, if we fail to do so, we may not be able to use the intellectual property acquired from OptiEnz to commercialize our bacterial testing platform based on fluorescent detection. We may be able to adapt our V-Detect device to detect targeted bacteria providing us with a viable technology to commercialize for the aquaculture and other markets, although we have not conducted any development work on this to date and therefore cannot provide any assurance in this regard.

This operational prototype device has demonstrated the ability to obtain quantitative measurements of BAI-2 over a wide concentration range in laboratory solutions using the FRET detection protein described above. In these tests, solutions of various BAI-2 concentrations in aqueous 2-(N-morpholino) ethanesulfonic acid (MES) buffer were prepared and mixed with a standard concentration of the FRET detection protein. The resulting mixture was placed in a cuvette and inserted into the prototype device. In the device, the device shines light of a certain wavelength into the solution in the cuvette and the emitted fluorescence (light) is measured at two wavelengths. The signal that is correlated to the BAI-2 concentration is the ratio of the intensity of light at these two wavelengths of fluorescence (“FRET ratio”). Control samples containing no BAI-2 or no FRET detection protein were also measured. In this manner, we determined that B-Detect has a detection limit for BAI-2 of less than 100 nM.

With our acquisition of the OptiEnz technology, assuming we satisfactorily resolve any issues regarding Pebble Labs potential residual rights to this technology, we have the capabilities necessary to further develop both the FRET detection protein and the hardware unit. The OptiEnz technology also includes a method of extending the functional lifetime of the detection protein, setting the stage for a measurement device with replaceable FRET protein cartridges: B-Test, our primary consumable product.

V-Detect

Our planned offering for our virus detection technology is centered around three products:

V-Detect:	portable device for viral detection based on proprietary padlock probe-based rolling circle amplification for point-of-need nucleic acid detection technology

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V-View:	software for data collection and customization
V-Test:	V-Detect consumable reagent packs

Edoceo Viral Infectious Disease Technology

Ultrasensitive sequence-specific detection of target nucleic acids has broad-ranging applications in clinical diagnostics, water and environmental monitoring, biosafety and epidemiology. PCR tests (for DNA viruses) and RT-PCR tests (for RNA viruses) function by repeatedly replicating a small part of a target region of the virus DNA or RNA in order to increase its prevalence in the testing medium sufficient to be detected. With the introduction of PCR, RT-PCR and other nucleic amplification techniques such as recombinase polymerase amplification, template-mediated amplification, helicase-dependent amplification, loop-mediated isothermal amplification and rolling circle amplification, significant progress has been made in the field of molecular diagnostics. However, PCR and RT-PCR require precise temperature control and cycling to perform nucleic amplification, limiting its portability and application in point-of-care diagnostics. In addition, repeated nucleic amplification, or replication, leads to loss of fidelity, which can negatively impact testing accuracy, particularly by generating a higher level of false negatives and underestimating the real level of the targeted virus (such as SARS-CoV-2) in the sample. Other methods have drawbacks leading to lower accuracy.

Our viral testing platform, acquired from Colorado State University, has demonstrated the ability to detect a synthetic target sequence of RNA from SARS-CoV-2 using, in microtubes, the sequence of biochemical reaction steps that will ultimately be deployed in a microfluidic chip in the V-Detect device. V-Detect will use a novel assay based on isothermal amplification to detect specific nucleic acids from viruses in patient samples. This assay integrates different biochemical procedures, including rolling circle amplification and lateral flow immunoassay, to target specific nucleic acids in a format that can be detected using a simple colorimetric readout similar to a pregnancy test. This assay has the ability to detect a minute number of DNA and RNA targets (zeptomole quantities) within a particular sample, including nucleic acids from SARS-CoV-2 and beta-lactamase antibiotic resistance genes in bacteria. Additionally, we have detected specific nucleic sequences using this assay directly from live bacteria, plant extracts, and saliva samples. Overall, this technology has the potential to detect pathogen nucleic acids in minimally processed patient samples and provide quick and accurate sample-to-answer results. This is a platform technology that can be used for detection of many different viruses (e.g., HIV, HCV, SARS-CoV-2, dengue, Zika, hepatitis C) causing infectious diseases. Management believes, as discussed above, that the technology underlying the V-Detect device may also be used for detection of the presence of virulent bacteria.

Strategy

B-Detect

We currently have a prototype that has been used to detect the common quorum-sensing molecule BAI-2 in laboratory solutions. Subject to a satisfactory resolution with Pebble Labs, we intend to further develop B-Detect to improve its portability, usability, and manufacturability. We also intend finalize our prototype B-Test consumable component and further develop related B-View software to make it customizable by the user for the detection of bacterial-based shrimp disease, in coordination with potential customers in the market. We expect these activities to take approximately 12 months from receipt of funding, assuming a satisfactory resolution with Pebble Labs.

The development timeline for B-Detect and its related components addressing bacterial shrimp disease is as follows:

Objectives	Months
Phase 1:	1	2	3	4	5	6	7	8	9	10	11	12
1) Improve the FRET detection protein: immobilization	X	X	X	X
2) Improve prototype portable device part 1	X	X	X	X
3) Customer engagement: requirements & conditions	X	X	X	X
Phase 2:
4) Improve the FRET detection protein: protein engineering					X	X	X	X
5) Improve prototype portable device part 2					X	X	X	X
6) Sample pre-treatment protocol development					X	X	X	X
Phase 3:
7) Customer engagement on-site trials									X	X	X	X
8) Finalize prototype portable device for commercialization									X	X	X	X

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Objective 1 – The FRET protein retains activity longer when refrigerated. This is acceptable in a clinical laboratory, and replacement cartridges with the FRET protein could be transported on ice to a field site. While these are feasible initial use scenarios, longer active lifetimes would be beneficial. In Objective 1, we will evaluate additional immobilization strategies to obtain a method that provides improved FRET detection protein lifetime and good manufacturability.

Objective 2 – We will improve our prototype device with the following goals: portable (approx. 6 x 6 x 3 inches) with an LCD screen, battery powered, and useable by non-technical personnel to measure BAI-2 in water samples from shrimp production facilities. The instrument will function without the need for an external PC. Measurement data will be displayed on the instrument screen and the instrument will be capable of storing the data. The instrument will work in conjunction with replaceable detection cartridges that contain a thin film of the immobilized FRET detection protein. To use the instrument, the user will place a new detection cartridge into the device, perform a simple and rapid detection procedure, and obtain the result. Depending upon the sample characteristics (such as salinity), there may be a simple pre-treatment step prior to measurement.

Objective 3 – We will consult with potential customers to ascertain the environmental conditions under which the assay will be tested and to understand how customers will use the device and data. This customer engagement step is important for creating a product that has the performance and usability required by customers. For this objective, we will visit 4–6 customer sites.

Objective 4 – We intend to replace the fluorescent portions of the FRET detection protein with fluorophores that fluoresce more brightly (providing improved sensitivity and facilitating sample dilution) and are more stable, using the OptiEnz technology platform and publicly available proteins.

Objective 5 – Development of the improved prototype device will continue with selection of a light detection system that provides accurate quantitation of the relatively small amounts of light that are generated by fluorescence. The necessary amount of amplification and filtering of electronic signals to make accurate measurements of BAI-2 will be determined and implemented in the prototype electronics.

Objective 6 – Since the salinity levels of seawater reduce the response of the FRET detection protein to BAI-2, some amount of pre-treatment is required for such samples. This could be simple dilution, although that affects the lower detection limit of the BAI-2 assay. Salt removal using ion-exchange materials is also feasible. These methods will be evaluated and a design for an effective, user-friendly pre-treatment protocol and device will be developed.

Objective 7 – In collaboration with potential customers, we will conduct trials of the BAI-2 measurement system at 2–3 sites. In the course of these trials, we will obtain feedback on the design of the graphic display/touchscreen and USB/Wi-Fi connection capabilities. Customers using the instrument will be asked about the need for measurement automation and any additional performance features, and feedback will be obtained on the sample preparation protocol and/or device (Objective 6). A user guide will be developed from customer input.

Objective 8 – The portable device will be upgraded based on customer feedback from the on-site trials. Any additional features that were requested by customers and deemed feasible (e.g., alternative data transfer, other measurement capabilities) will be implemented into the design.

The total cost to achieve the objectives as listed above is estimated to be $891,000 for the twelve-month program. See “Use of Proceeds.”

Once we complete this further development and testing of our B-Detect product line for the detection of virulent bacteria in Shrimp, we intend to commercialize it. To do so, we will need to:

●	Contract with manufacturers to produce the device and the B-Test consumable products at scale. We have identified several manufacturers capable of meeting our quality standards and believe we will be able to move forward quickly into production.
●	Sign customers who have indicated an interest.
●	Hire sales and marketing personnel.
●	Enter into licensing agreement with distributors to expand our customer outreach.

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We expect to work on the above steps in parallel with our development schedule discussed above. We anticipate it would take us up to 12 months from funding, subject to satisfactory resolution with Pebble Labs, to begin shipping B-Detect to shrimp producers that are capable of detecting the signalling molecule that is a general indicator of many of the most common types of bacteria.

In order to address other markets, from a product development perspective, we would need to modify the B-Test element of our product line, to take into account the different sampling environment and mediums, and the B-View element of our product line, to comport with user data needs in the relevant market. We plan to start this effort with a focus on the UTI market. Our development schedule for the use of B-Detect for UTIs has not yet been established, given our relatively early stage of development. Furthermore, any applications of B-Detect for human health will require approval of the FDA (and similar regulatory authorities in other countries) following regulatory classification, regulatory risk assessment and favorable clinical outcomes. See “—Regulation” for a discussion of the FDA review and approval process.

For our bacterial testing platform, we have prioritized development for shrimp in the aquaculture market and UTIs for the following reasons:

Aquaculture

●	The aquaculture market needs better disease diagnostics.
●	Given the large economic losses due to bacterial infection in aquaculture, we may be able to demonstrate a substantial economic benefit.
●	B-Detect portability is a good fit for potential aquaculture customers.
●	Edoceo and its partners have strong relationships existing players in the aquaculture market.
●	There are no regulatory hurdles compared with human health applications.
●	The market is currently underserved.

UTIs in the Human Health Market

●	They are some of the most common bacterial infections, affecting 150 million people each year worldwide.
●	There are large economic losses each year due to infections.
●	Through our advisory relationship with Dr. Hotaling, we believe we have a good understanding of the market and the diagnostic needs.
●	We have been invited to participate in a clinical study by the University of Utah School of Medicine structured around B-Detect’s potential to detect UTIs and catheter induced UTI infections in human patients.
●	We believe that the application of our technology to the detection of bacterial causes of UTI, if successful, could yield significant benefits to patients and a strong source of revenues for our company compared to the additional development work required.

We expect that further development of our technology will enable detection of additional types of bacteria specific to the broader aquaculture market as well as the veterinary, health care, food processing and home health monitoring markets.

V-Detect

Our viral testing platform, acquired from Colorado State University, has demonstrated the ability to detect a synthetic target sequence of RNA from SARS-CoV-2 using, in microtubes, the sequence of biochemical reaction steps that will ultimately be deployed in a microfluidic chip in the V-Detect device. The next steps are to optimize the conditions for the biochemical reaction steps, implement them in the microfluidic chip, demonstrate the sensitivity and specificity of the assay, and finalize the hardware and software design for the hardware unit that will hold the microfluidic chip and accept the patient sample. We will then conduct the tests required to demonstrate that the device meets the FDA standards for detection of SARS-CoV-2 for “Molecular and Antigen Diagnostic COVID-19 Tests for Non-Laboratory Use” under the Emergency Use Authorization (EUA) process. These tests include: (a) limit of detection, to establish sensitivity; (b) inclusivity, to demonstrate the ability to detect all strains of SARS-CoV-2; (c) cross-reactivity, to demonstrate that the test detects only SARS-CoV-2; (d) flex studies, to determine the influence of testing location and test conditions (e.g., temperature and humidity); and (e) a clinical evaluation with human samples. Development and testing of our V-Detect product is expected within 12 months, contingent upon adequate funding. At that stage, we intend to apply for rapid FDA marketing approval of V-Detect to detect SARS-CoV-2 under the Emergency Use Authorization (EUA) process, in light of the current need for affordable rapid testing to combat COVID-19. EUA applications are approved in much less time than are standard applications. In parallel with the EUA application, we will proceed with arrangements for manufacturing and distribution of V-Detect and V-Test.

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If the EUA is no longer in effect by the time we are in a position to apply for FDA approval, would would expect to submit a 510(k) premarketing notification for FDA clearance. This would require us to perform a larger clinical study to demonstrate the effectiveness of our device than what would be required under the EUA process. The FDA’s 510(k) review process takes significantly longer than the EUA review process. See “—Regulation.”

Commercialization of a device with this functionality will depend on a significant amount of testing, and approval to market the product from the FDA (and similar regulatory authorities in other countries), which may be a time-consuming process and is far from certain at this stage. In addition, our ability to rapidly scale manufacturing is expected to be challenging in light of the competing efforts of others and the limitations caused by the current pandemic. We have initiated preliminary conversations with analytical device manufacturers regarding their capabilities for mass produce our hardware and consumables in light of these anticipated challenges.

Depending on availability of resources, we may also look to develop V-Detect for shrimp diseases, due to our knowledge of the market and existing relationships developed through our efforts with B-Detect. We currently expect that we would be able to use the same device hardware and simply modify the V-Test reagents, any pre-treatment, and leverage the software we develop for B-Detect.

Intellectual Property

To develop our bacterial testing platform, we have entered into two arrangements to acquire technology underlying or beneficial for our products. On April 13, 2020 we entered into an Assignment of Intellectual Property Rights and a License and Royalty Calculation Agreement with OptiEnz, under which we acquired, for a payment of $50,000, all intellectual property related to a portable instrument and associated software for measuring FRET between pairs of fluorophores and related methods of protein preparation and sample pre-treatment. We have agreed to grant OptiEnz Sensors, LLC an exclusive perpetual license to use that intellectual property for research purposes and to pay OptiEnz Sensors, LLC a royalty payment of 5% of our net sales up to a total payment of $450,000 and thereafter a royalty payment of 1.5% of net sales. In the event OptiEnz produces or acquires further patentable intellectual property that would be of use in creating any further science or products of a similar nature to our products, we will have the option to purchase each such intellectual property for a fee of $100,000 and a running royalty of 1.5% of net sales. Our Chief Science Officer, Dr. Ken Reardon is a founder and principal of OptiEnz. A portion of OptiEnz’s development work on a portable instrument to measure FRET occurred while OptiEnz was collaborating with Pebble Labs in conducting research involving Pebble Labs’ proprietary FRET biosensor protein and there is some uncertainty regarding residual rights that Pebble Labs may retain in the intellectual property we acquired from OptiEnz. On September 30, 2020, Pebble Labs notified Edoceo that, due to non-payment of the $500,000 purchase price by the required date, (1) the Agreements are terminated and (2) in the absence of a future agreement between the parties Edoceo has no rights to the intellectual property rights specified in the original agreement. We are optimistic that we will be able to resolve this situation with Pebble Labs. However, if we fail to do so, we may not be able to use the intellectual property acquired from OptiEnz or to commercialize our bacterial testing platform based on fluorescent detection.

On May 20, 2020, we entered into a master research agreement with OptiEnz that provides for collaborative ongoing research and development into our products and related sensors, industry support and expanding the technology. The master research agreement provides that the company will fund research activities to be performed by OptiEnz, solely or jointly with the company and other third parties and OptiEnz will furnish the necessary personnel, materials, equipment and facilities, and otherwise perform all things necessary with best intent and effort within resources provided by the company for the performance of specific projects as agreed upon from time to time by execution of individual task orders. OptiEnz will provide project proposals to the company and upon acceptance of the project proposal by the company, the parties will enter into task orders. Each task order will include: (1) the project scope, including a list of deliverables, (2) the project term; and (3) the payment terms. The payment terms are either on a fixed price basis or based on cost reimbursement, as set forth in each task order. The initial task order, which is pending a satisfactory resolution with Pebble Labs, covers the performance of the objectives set forth under “Strategy—B-Detect—Objectives,” has a term of 12 months and a fixed price of $891,000. The master research agreement has a term of five years.

On May 14, 2020, the company licensed from the Colorado State University Research Foundation an exclusive right in all territories and for all fields to the patent rights and know-how relating to technology known as PadLock-RCA-Nuclease Protection Lateral Flow Assay for the detection of pathogen sequences at the point of care. Under this agreement, we paid an upfront fee of $5,000 and will pay royalties ranging from 3% to 4% based on volume of annual net sales. The company will be subject to minimum royalty payments beginning in 2023 of $5,000 and $10,000 beginning in 2025. The company has also agreed to milestone payments based on net sales ranging from $10,000 to $1 million. In addition, the company will issue common shares to Colorado State University Research Foundation upon the company completing proof of concept work demonstrating utility in detecting SARS-CoV-2 in an amount equal to 1% of all issued and outstanding shares on a fully diluted basis calculated on a post-closing basis. We currently expect to be in a position to complete this proof of concept within three months of receipt of sufficient funds in this offering. See “Use of Proceeds.”

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We are also required to submit to Colorado State University Research Foundation a development plan by October 15, 2020 describing how we intend to bring our product to market. The development plan must have an appendix that will include the following commercial development performance milestones together with mutually agreed time frames by which the performance milestones will be achieved:

●	In collaboration with the Colorado State University Systems, complete proof of concept work demonstrating utility in diagnosing SARS-CoV-2,
●	Complete pre-submission to the FDA (or other regulatory agency),
●	Complete 510(k) review process with FDA (or other regulatory agency),
●	Achieve pre-market approval from the FDA,
●	First product sale for first diagnostic use, and
●	Follow on product sales to begin for other diagnostic uses.

Our failure to substantially perform in accordance with the development plan we submit or to meet each of these development milestones would constitute a material breach of our agreement with Colorado State University Research Foundation and enable them to terminate the Agreement if we fail to cure the breach within 30 days.

We have filed trademark applications with the U.S. Patent and Trademark Office for Edoceo and for B-Detect, B-Test, B-View, V- Detect, V-Test and V-View.

On December 23, 2020, Edoceo signed a Strategic Alliance, Preferred Supply and Distribution Agreement with the Ningbo Beautiful Life Medical Biotechnology Development Co., Ltd. (“Ningbo”) and NCFC. The agreement gives Edoceo a worldwide non-exclusive license to market, distribute and sell Ningbo’s proprietary, in vitro diagnostic, combined antigen rapid test kits for saliva SARS-CoV-2 incorporating a nanocarbon assay suitable for self-administration (the “Rapid Coronavirus Antigen Test Kits”). Under the Agreement, Edoceo is a preferred distributor of the Rapid Coronavirus Antigen Test Kits, meaning that the product prices, quantities, and product delivery terms shall not be less favorable to Edoceo than any other distributor. Furthermore, Edoceo is free to set its own pricing for any products sold.

The Rapid Coronavirus Antigen Test Kits have approval from Chinese authorities for export from China, and a CE mark designation for sale within the European Community and Edoceo expects to begin sales in 2021 through multiple agents located in the 33 countries that require a CE mark designation for sale. The parties have agreed to collaborate with each other in obtaining any required licenses or permits or complying with any other regulatory requirements worldwide. Edoceo intends, in collaboration with the other parties to the Agreement, to apply to the Federal Drug Administration for approval of the Rapid Coronavirus Antigen Test Kits under its Emergency Use Authorization.

Under the Agreement, Edoceo is required to (i) engage competent and experienced agents to render prompt and adequate assistance to the users of the products and (ii) provide customer service (including taking orders, responding to customer inquiries, fulfilling requests for quotes on product pricing, and forwarding product complaints to Ningbo) on a timely basis as well as provide such assistance and information to customers as is reasonably requested by Ningbo.

The Agreement has a term of 3 years and may be extended for additional terms of 3 years upon mutual notice of intent to extend by Edoceo and Ningbo.

In consideration for advisory services provided by NCFC Technologies Ltd. (“NCFC”) in connection with the Strategic Alliance, Preferred Supply and Distribution Agreement discussed above, the Company has agreed to issue to NCFC 0.35 shares of Common Stock for each USD$1.00 of gross sales of the Ningbo products sold by Edoceo, up to a maximum of 4,000,000 shares. In addition, Edoceo will issue to NCFC, 0.2 shares of Common Stock for each USD $1.00 of equity investment received by Edoceo in its Regulation A offering up to a maximum of 3,200,000 shares.

Competition

B-Detect

Nearly all medical bacterial assays use the approach of trying to determine whether (and at what concentration) a specific bacterial species/strain is present. There are many types of pathogenic bacteria and, since bacteria can be beneficial, harmful, or neutral, it is difficult to find a feature that differentiates pathogenic from non-pathogenic bacteria.

Traditional testing relies on culturing cells from samples of blood, urine, or saliva. Culturing cells for this purpose is slow and insensitive. This is still the prevalent method for detecting UTIs, for example.

New technologies based on PCR (“genetic analyzers”) are being developed for medical microbial tests, and some are on the market. PCR is a way to make copies of a specific part of the bacterial DNA. This requires identification of a gene or other part of the DNA that is unique to the targeted bacterium (meaning that the user needs to know what species and strain to look for). This is potentially a challenge for diseases such as UTIs that are caused by a wide range of pathogens. Furthermore, the DNA must be extracted from the cells for processing. Relatively large, complex, and expensive equipment is required to process the samples, make copies via PCR, and quantify the outcome, and the procedure typically takes several hours. False negative measurements are frequently an issue. Most current PCR-based devices must be used in a laboratory setting with highly trained technicians. Some newer devices, based on isothermal DNA amplification methods, can be made in portable formats but are less accurate. Genetic analyzers are also used for detection of viruses, with different reagents and software modifications for detection of specific bacteria.

B-Detect is designed to determine whether, and to what level, pathogenic bacteria are virulent. In certain states, pathogenic bacteria release QS molecules such as AI-2 into their environment. These signaling molecules regulate several functions, including virulence. AI-2 is common to a wide array of pathogenic bacteria, so B-Detect would have utility sensing the virulent state of many species of bacteria, and the technology has the potential to be expanded to other QS molecules used by other groups of pathogenic microorganisms. Because the signaling molecules are released into the surroundings, there is no need to collect samples that directly contain the bacteria. This allows less invasive and simpler testing; for example, aquaculture pond water could be tested rather than the shrimp or salmon tissue samples. B-Detect is small and robust, so it can be used where the samples are obtained, such as a shrimp pond, a livestock pen, or an urgent care clinic.

Comparison: Edoceo technology vs. PCR-based assays

	B-Detect FRET Technology	Species-Specific (PCR-Based) Assay
What is detected?	Detects living cells that are in a virulent state	Detects living and dead cells of the specific strain that is targeted

Sample requirements	Non-invasive; Fluid near the site of infection	Material containing bacteria

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Sample processing	Automated, rapid removal of impurities	Cell disruption, sample cleanup, and amplification of DNA

Response time	Rapid (5 minutes)	Slow (hours)

Specificity	General detection of virulent bacteria. Can be multiplexed.	Highly specific; user must know what strain to look for. Can be multiplexed.

Equipment: ease of use	Simple	Requires training

Equipment: complexity	Simple	Complex; service contract likely needed

Equipment: size	Small, portable	Large; must be used in a laboratory

Cost	Cost effective	Significant cost

Consumables	Cost effective	Significant cost

We face competition from numerous competitors, many of whom are well established global organizations that have far greater resources than we do, such as Abbott Laboratories, Inc. and Roche. Some competitors are developing bacterial detection devices intended to be used at the point of care. Nearly all rely on PCR amplification of DNA, with the shortcomings mentioned previously. Notably, nearly all of these competitors are focused on producing devices and reagents for detection of SARS-CoV-2 virus, potentially decreasing their support of bacterial testing.

We consider LexaGene, which aims to provide molecular testing at the point of care, to represent our most direct competition. LexaGene is developing a PCR-based analyzer for pathogen detection that is designed to be used in laboratories at or near the site of sample collection. The company states that the device will detect up to 27 pathogens at once with sensitivity and specificity and return results in about 1 hour. The MiQLab™ Genetic Analyzer is being designed for testing in veterinary diagnostic and human clinical diagnostic laboratories, and has potential applications in food safety testing, water quality monitoring, and other markets. In an October 2019 prospectus, they indicated a cost for 25 units to build, purchase equipment, biological reagents, consumable materials and tooling and for contracted product development and manufacturing cost of $130,000 per unit.

ElectroNucleics is a startup company working on feasibility testing of a new device based on electromechanical signal transduction for the low cost, amplification-free detection of DNA and RNA at low concentrations. They hope that an integrated microfluidic device eventually can be produced for pathogen detection.

V-Detect

The gold standard for virus detection is considered to be a PCR test (for DNA viruses) or an RT-PCR test (for RNA viruses), both of which analyze the DNA or RNA extracted from viruses that may be present in a sample. These are the same genetic analyzers used for bacterial detection, with different reagents and software modifications for detection of specific viruses. To perform the analysis with these methods, molecular copies are made of a small part of a target region of the virus DNA or RNA. These copies are then re-copied, and those copies re-copied, in as many as 40 cycles, losing fidelity – like copying a recording of a recording too many times. This leads to a high level of false negatives underestimating the real level of the targeted virus (such as SARS-CoV-2) in the sample.

V-Detect technology creates many thousands of verified, perfect copies of the target nucleic acid sequence of the virus, if the virus exists in a human sample, by making each copy from the master and using a verification step. This results in very high sensitivity and specificity (extremely low false negatives and false positives). The readout is a simple color test strip, also quantified optically, that indicates the level of the targeted virus.

Many countries around the world are requiring more and more testing to be done and many companies are responding by trying to develop new tests. As of June 16, 2020, the U.S. FDA reports 85 individual emergency use authorizations (EUA) have been issued in addition to another 59 EUAs for tests performed by certified laboratories. We believe we can develop our technology to show high sensitivity (low false positives) and high specificity (low false negatives) in a portable device. Clinicians and patients always want to know they can trust the accuracy of test results. This has never been truer than it is now, given the attention on COVID-19 testing and its role in helping to halt the spread of COVID-19. As with all lab tests, several factors determine the accuracy of a COVID-19 test result. These include not only the instrument and chemical reagents used to perform the test, but also the timing and quality of specimen collection and the biology of the individual patient. Our proprietary process will allow us to rapidly analyze a sample with high degree of certainty.

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Various competitors have developed virus detection devices, primarily for SARS-CoV-2. These competitors include well established global organizations that have far greater resources than we do, such as Abbott Laboratories, Inc. and Roche. The majority of the competing products that have been developed and commercialized are laboratory-based PCR devices that are slow, expensive, and require trained personnel to operate. Some newer devices, based on isothermal DNA amplification methods, can be made in portable formats but are less accurate.

It is notable that the COVID-19 pandemic has created a demand for testing that far exceeds the current ability of companies to produce devices and reagents. A recent article in Nature stated, “Epidemiologists say mass testing for SARS-CoV-2 — requiring millions of tests per country per week — is the most practical way out of the current crisis.” An article by health policy and legal experts in the New York Times stated that “Without rapid results, it is impossible to isolate new infections quickly enough to douse flare-ups before they grow. Slow diagnosis incapacitates contact tracing...” and “The reality is that the spread of the virus has vastly outpaced the expansion of testing capacity. That spread in turn results in more illness and therefore more tests to process, which further slows down turnaround time in a vicious cycle.”

Regulation

To market our B-Detect, V-Detect and related technology for use in human health and to a lesser extent veterinary health, we will become subject to regulation and oversight by the Food and Drug Administration (“FDA”) and similar organizations in other countries. In the case of the B-Detect device for human health uses, we must obtain clearance from the FDA to market the device as a medical device. In the case of our V-Detect for testing of SARS-CoV-2, we intend to seek FDA marketing approval under the Emergency Use Authorization (EUA), in light of the current need for affordable rapid testing to combat COVID-19. EUA applications are approved in less time than are standard applications. If the EUA process is no longer available at the time we are ready to submit an application, we would apply for clearance to market our products from the FDA under a 510(k) submission as described below.

Marketing of a medical device in the USA market generally requires clearance from the FDA. Clearance for medical devices are obtained from the FDA via a 510(k) submission, also known as Pre-Market Notification, pursuant to the Federal Food, Drug, and Cosmetic Act. A 510(k) is a premarketing submission made to the FDA to demonstrate that the device to be marketed is as safe and effective. The FDA decides whether a device must undergo either the 510(k) clearance or premarket approval, a process based upon statutory criteria including the level of risk associated with the device as well as an FDA determination whether the product is a type of device that is similar to devices that are already legally marketed.

Devices that are deemed by the FDA to pose relatively less risk are placed in either Class I or Class II, which requires the manufacturer to submit a pre-market notification requesting 510(k) clearance, unless an exemption applies. We believe our B-Detect device for any human health applications and our V-Detect device for non-COVID human health applications, or for our SARS-CoV-2 testing application to the extent that the EAU is no longer in effect at the time of our application, will likely fall in Class II. As such, we believe our devices will be subject to the FDA’s general controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device.

Officially, the FDA processes 510(k) submissions in 30-90 days. However, actual timelines may run from four to twelve months. As our V-Detect device is initially being design for use to detect SARS-CoV-2, the virus that causes COVID-19, clearance for the V-Detect device may currently be obtained from the FDA via an emergency use authorization (EUA) submission. Essentially all devices currently sold for detection of SARS-CoV-2 have been approved via the EUA process, which provides for rapid FDA approval in times of urgent national need. For all other applications of our B-Detect and V-Detect for the human diagnostic purposes, the process may be longer depended on unanticipated changes in existing FDA regulatory requirements or adoption of new requirements. Prior to submitting any application to the FDA, including under the emergency use authorization, we will need to complete the final prototype as per our developed objectives discussed in “Strategy.” We will then conduct the tests required to demonstrate that the device meets the FDA standards for detection of SARS-CoV-2 for “Molecular and Antigen Diagnostic COVID-19 Tests for Non-Laboratory Use” under the Emergency Use Authorization (EUA) process. These tests include: (a) limit of detection, to establish sensitivity; (b) inclusivity, to demonstrate the ability to detect all strains of SARS-CoV-2; (c) cross-reactivity, to demonstrate that the test detects only SARS-CoV-2; (d) flex studies, to determine the influence of testing location and test conditions (e.g., temperature and humidity); and (e) a clinical evaluation with human samples. If the EUA is no longer in effect by the time we are in a position to apply for FDA approval, would expect to submit a 510(k) premarketing notification for FDA clearance. This would require us to perform a larger clinical study to demonstrate the effectiveness of our device than would be required under the EUA process.

The FDA may not grant clearance. In addition, if we receive clearance under the EUA for our SARS-CoV-2 device, we expect to separately submit a 510(k) premarketing notification so that we can continue to market our device for SARS-CoV-2 testing after any expiration or revocation of the EUA. If our devices are cleared for marketing, we will be subject to oversight by the FDA. The FDA also exercises oversight of veterinary health medical devices.

Employees

The company has a total of 5 persons who work for the company under consulting arrangements on a part time basis, apart from our full time Chief Executive Officer, as the company is still in the development phase. In addition, we expect to hire up to 10 people, primarily in product development, testing, marketing, and oversight of manufacturing partnerships to assist us in reaching commercialization of our product and in expanding our business thereafter.

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Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Overview

Our company was incorporated under the laws of the State of Wyoming February 5, 2019. Edoceo is an emerging med-tech & biotech company focusing on the development and commercialization of portable, easy to use devices for rapid, sensitive, and accurate detection of bacterial and viral infections. The company is currently developing two product platforms: one for detection of bacterial infections and another for detection of viruses. Both platforms are versatile and the same core instrumentation within each platform can be used across many applications to detect many different bacteria and viruses. For each platform, our product line will comprise three components:

●	the portable device itself – B-Detect, our bacterial testing portable device, and V-Detect, our viral testing portable device,
●	consumable testing units that contain reagents, receive the bacterial or viral sample and are inserted into the device for testing, which we call B-Test and V-Test and

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●	software providing data collection and configuration functionality, which we call B-View and V-View.

B-Detect is a portable, battery-operated unit that uses fluorescent detection proteins to detect the molecules bacteria release when they become virulent. It was initially conceptualized, and a prototype developed by OptiEnz, founded by our Chief Science Officer. On April 13, 2020 we entered into an Assignment of Intellectual Property Rights and a License and Royalty Calculation Agreement with OptiEnz, under which we acquired all intellectual property related to a portable instrument and associated software for measuring FRET between pairs of fluorophores, using a non-proprietary protein, and related methods of protein preparation and sample pre-treatment. A portion of OptiEnz’s development work on the portable device occurred while OptiEnz was collaborating with Pebble Labs in conducting research involving Pebble Labs’ proprietary FRET biosensor protein and there is some uncertainty regarding residual rights that Pebble Labs may retain in the intellectual property we acquired from OptiEnz. On September 30, 2020, Pebble Labs notified Edoceo that, due to non-payment of the $500,000 purchase price by the required date, (1) the Agreements are terminated and (2) in the absence of a future agreement between the parties Edoceo has no rights to the intellectual property rights specified in the original agreement.

We are optimistic that we will be able to resolve this situation with Pebble Labs. However, if we fail to do so, we may not be able to use the intellectual property acquired from OptiEnz to commercialize our bacterial testing platform based on fluorescent detection. We may be able to adapt our V-Detect device to detect targeted bacteria, however, no development work has been conducted by the company at this point and, therefore, we cannot provide any assurance in this regard.

V-Detect is a portable, battery-operated unit using proprietary technology to detect specific viral pathogens via the integration of different types of molecular assays. On May 14, 2020, the company licensed from the Colorado State University Research Foundation an exclusive right to the patent rights and know-how relating to technology known as PadLock-RCA-Nuclease Protection Lateral Flow Assay for the detection of pathogen sequences at the point of care. The technology acquired from Colorado State University has demonstrated the ability to detect a synthetic target sequence of RNA from SARS-CoV-2 using, in microtubes, the sequence of biochemical reaction steps that will ultimately be deployed in a microfluidic chip in our V-Detect device.

For our bacterial testing platform, assuming satisfactory resolution with Pebble Labs, we intend to focus initially on further refining and subsequently commercializing B-Detect and the related consumable products and data software to address shrimp diseases in the aquaculture market. Thereafter, we intend to begin development and study of B-Detect for the detection of urinary tract infections in the human health market. In terms of our viral testing platform, we will focus initially on the continued development and commercialization of V-Detect and the related consumables and software to address the detection of SARS-CoV-2, the virus responsible for COVID-19. Thereafter, we intend to further develop the virulent bacterial detection device to be used more broadly in the aquaculture market as well as in the veterinary, health care, food processing and home monitoring markets, among others.

We are a pre-revenue company with a limited operating history upon which to base an evaluation of our business and prospects. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. We have not generated any revenues since inception, and we are not currently profitable and may never become profitable.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon its ability to raise additional capital as required. During the year ended December 31, 2020, the company incurred net losses of $917,844 (2019 - $911,927). The company does not currently generate any cash on its own. We have funded operations exclusively in the form of capital raised from the issuance of our equity securities.

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Results of operations

	For the year ended December 31, 2020	Period from February 5, 2019 (Inception) to December 31, 2019

Operating Expenses
General and administrative	748,251	$805,284
Sales and marketing	169,593	106,643

Total operating expenses	917,844	911,927
Net loss	(917,844)	$(911,927)

To date, we have not generated any revenues from our planned operations. We incurred a net loss of $917,844 for the year ended December 31, 2020 and a net loss of $911,927 during the period from February 5, 2019 (inception) to December 31, 2019, primarily consisting of consulting services of $626,730, (2019 - $613,215), legal and professional fees of $32,709, (2019 - $84,500), sales and marketing fees of $169,593 (2019 - $106,643) and other general and administrative fees of $88,812, (2019 - $107,569). A portion of our operating expenses were paid in the form of equity rather than cash ($5,000 in 2020 and $260,000 in 2019). See Note 6 to our audited financial statement below. Operating expenses stayed relatively flat as a result of higher legal and professional fees incurred in 2019 in connection with the formation and initiation of operations of the company. We anticipate that operating expenses will continue to rise in connection with the continued development of our business operations.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. The company has financed its activities to date by raising capital from private placements. We commenced an offering of Common Stock under Regulation A of the Securities Act in September 2020 but have not yet sold shares thereunder. These factors raise substantial doubt about our ability to continue as a going concern. Our future expenditures and capital requirements will depend on numerous factors, including our ability to raise capital in our current Regulation A offering and/or other offerings of equity and debt securities, as well as the ability to execute our business plan. We may encounter difficulty sourcing future financing.

We had cash in the amount of $22,411 as of December 31, 2020 (2019 - $360,359), and a working capital deficiency of $1,055,423 as of December 31, 2020, (2019 - $29,891).

Trend Information

We are a pre-revenue company in the development stage. We began operations in February 2019 and have a very limited operating history. Our plan of operations for the next few years includes completing the development work and additional testing of our B-Detect device, assuming satisfactory resolution with Pebble Labs, and V-Detect device, development and optimized production of our planned products, developing, executing and monitoring sales and marketing campaigns.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan, a satisfactory resolution with Pebble Labs and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. Furthermore, there is no assurance that we will be able to reach a satisfactory resolution with Pebble Labs on a timely basis or at all. If we fail to do so, we may not be able to use the intellectual property acquired from OptiEnz to commercialize our bacterial testing platform based on fluorescent detection. We may be able to adapt our V-Detect device to detect targeted bacteria; however, no development work has been conducted at this point and, therefore, we cannot provide any assurance in this regard. Reaching a resolution with Pebble Labs, if we are able to do so, may take a significant amount of time and involve significant expense and our ability to commercialize our bacterial testing platform and begin generating revenues to support our operations could be significantly delayed and the costs of doing so may increase.

These circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Also, see Note 1 and Note 2 to our audited financials statements included below.

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Item 3. DIRECTORS AND OFFICERS

The company’s executive officers and directors are listed below:

Name	Position	Age	Date Appointed to Current Position	Approximate Hours Per Week (if part- time) / full-time
Executive Officers
Rodney W. Reum	Chief Executive Officer and Chairman of the Board of Directors	65	June 2019 (1)	full time
Nicolette A. Keith	Chief Financial Officer	50	June 2019	30
David W. Smalley	General Counsel	60	May 2020	20
Kenneth F. Reardon	Chief Science Officer	62	June 2019	10
Yu-Cheng (Mike) Kao	Vice President, Finance	55	November 2019	10
Directors
Rodney W. Reum	Chief Executive Officer and Chairman of the Board of Directors	65	June 2019
Cynthia Ekberg Tsai	Director	67	June 2020
Edward Cheung (2)	Director	50	December 2020
David W. Smalley	Director	60	May 2020
Larry K. Doan	Director	67	May 2020

(1)	Mr. Reum was appointed Chief Executive Officer on June 1, 2020, prior to that time, he served as our Executive Chairman and remains Chairman of our Board of Directors.
(2)	Mr. Cheung joined our Board following the resignation of Michael Harrison in December 2020.

Rodney W. Reum, Chief Executive Officer and Chairman

Mr. Reum has 35 years of senior executive leadership of both public and private companies. For over 10 years he has been the chief executive officer of Caballarius Global Holdings Inc., a company specializing in consulting services specializing in corporate financing, structuring and governance. He has played a key role in management of the financing of many enterprises up to CAD $1.3 billion dollars for one project. He has been an officer and director of several public companies assisting a number of them through the “going public” phase of their growth. He has also been instrumental in bringing several new technologies from the development stage to market in the alternative energy, military and law enforcement sectors. He was a founder, CEO and Chairman of Mission Ready Solutions Inc. from 2011 to 2017 and is currently the CFO of Fabled Copper Corp, a position he has held since 2018, and is a board member of the following public companies: Ponderous Capital Corp. (since 2018), and Efficacious Elk Capital Corp (since 2018). Mr. Reum is also a director of the following private corporations: Britec Computing Systems Ltd. (since 2005), Veridyne Power Corp. (since 2018) and Roxcel Cloud Inc (since 2018).

Nicolette A. Keith, Chief Financial Officer

Ms. Keith brings over 25 years of accounting and managerial experience in both the public and private sectors Ms. Keith has acted as Chief Financial Officer of public companies listed on the TSX Venture Exchange and the Frankfurt Exchange as well as held a senior accounting role for a company listed on the New York Stock Exchange. Areas of focus for Ms. Keith will include regulatory reporting, capital management, business process improvements, system optimization, internal controls and management reporting. Ms. Keith earned an Arts and Science Bachelor’s degree from the University of Victoria and subsequently obtained the Certified General Accountants (CPA, CGA) designation. She is currently the CFO for the Village of Keremeos, BC (2015-present); acting CFO for the following Exchange listed companies: Ximen Mining Corp (2018-present), GGX Gold Corp. (2018-present), Fort St James Nickel Corp. (2018-present), Golden Dawn Minerals Inc. (2019-present) and formerly Mission Ready Solutions Inc. (2012-2017). She is also currently a contributing board member for Ponderous Panda Capital Corp. (since 2018) and the CEO of privately held 2K Services Ltd. (2017-present).

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David W. Smalley, Director and General Counsel

Mr. Smalley has nearly 30 years’ experience practicing corporate and securities law, providing legal services for financing private and public companies. Mr. Smalley has been and continues to be a director of a number of capital pool companies listed for trading on the TSX-Venture Exchange. He has served as director and officer of numerous public and private companies including: Fabled Copper Corp. (Director, 2017 to present), Flying Monkey Capital Corp. (Director, 2014 to 2017), Empower Environmental Solutions Inc. (Director, 2012 to 2017), Ponderous Panda Capital Corp. (Director, President and CEO, 2017 to present), Efficacious Elk Capital Corp. (Director and Corporate Secretary, 2018), Avidian Gold Inc. (formerly Marching Moose Capital Corp.) (Director, President and CEO, 2014 to 2015), Scorpio Gold Corporation (Director, 2009 to 2018), Trait Biosciences Inc. (Director, 2012 to 2020, and Chief Legal Counsel, 2017 to 2020), Pebble Labs (Director and Chief Counsel, 2016 to 2020). Mochica Resources Inc. (2020 to present), Eyam Vaccines Immunotherapeutics (2020 to present). Mr. Smalley is also a principal in David Smalley Law Corp. (2013 to present).

Kenneth F. Reardon, Chief Science Officer

Dr. Reardon is a Professor (since 1988) and Jud and Pat Harper Chair of Chemical and Biological Engineering (since 2013) and holds joint appointments in several other programs at Colorado State University, including Cell and Molecular Biology and Biomedical Engineering. In 2010, Dr. Reardon founded OptiEnz Sensors, LLC (“OptiEnz”) and remains its Chief Technology Officer. OptiEnz produces biosensors that continuously monitor organic chemicals in aqueous solutions. His research combines sensor development, bioreactor analysis, systems biology, and applied microbiology and microbial ecology. Dr. Reardon received his B.S. degree from the University of Pennsylvania and his Ph.D. from the California Institute of Technology, both in chemical engineering. He is an inventor on eight US patents.

Yu-Cheng (Mike) Kao, Vice President, Finance

Mr. Kao is the principal partner of WDM Chartered Professional Accountants, a Vancouver-based CPA firm, and has been a partner with the firm since 1998 and has been with the firm since 1991. WDM provides corporate and personal business advisory, consultancy, audit, accounting, and tax services. WDM is registered with the Canadian Public Accountability Board, (CPAB), and the U.S. Public Company Accounting Oversight Board, (PCAOB), requiring a commitment to maintain the highest standards of professional objectivity, audit quality, and technical excellence. Mr. Kao is a CPA, CGA, and has a Bachelor of Commerce degree from the University of British Columbia. Mr. Kao is also the CFO and board member of Ponderous Panda Capital Corporation (since 2018).

Cynthia Ekberg Tsai, Director

Ms. Tsai has more than 30 years of experience in global biotechnology and medical technology. Ms. Tsai spent 16 years on Wall Street as a Vice President with Merrill Lynch (1979 – 1982) and Kidder Peabody (1982 – 1995). Since 2016, she has been the CEO of Tana Systems, a global software and IT company based in the U.S. and India. Ms. Tsai leads a team of 50 engineers in the U.S. and 500 engineers in India. She is also the Chief Executive Officer of Healthquest, a global biotechnology and medical technologies advisory firm, a position she has held since 1995. From 1993 to 2002, Ms. Tsai was the Founder and CEO of HealthExpo, the largest consumer healthcare event in the US, where she grew the enterprise from concept to execution, attracting more than 50 million consumers to HealthExpo. Prior to that, Ms. Tsai was a General Partner in MassTech Ventures, a multi-million-dollar equity fund focused on technology development at Massachusetts Institute of Technology. Ms. Tsai currently serves on the Board of Selectors for the Jefferson Foundation Awards and is on the board of the Prix Galien Foundation. In 1999, the Harvard Business School Alumni Chapter in New York recognized Ms. Tsai with an Early Stage Honor Roll Award for Entrepreneurship. In 2004, she also received a “Leading Woman Entrepreneur of the World” Award from the Star Foundation in Overland Park, Kansas. She earned a B.A. in Psychology from the University of Missouri. She is currently a director of Certus Critical Care Inc. (2019 to present) and serves on the advisory boards of BioXyTran Inc. (since 2019) and IASO BIOMED USA (since 2019).

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Edward T.L. Cheung, Director

Mr. Cheung is a biotech entrepreneur with over 20 years senior global investment banking experience in equity derivatives sales & trading in London, Singapore, Seoul and Hong Kong. He held positions as a [title] at JP Morgan (1994 – 1996), a [title] at Lehman Brothers (2004 – 2008), a [title] at Credit Suisse (2008 – 2010), a [title] at RBS (2011 – 2014) and recently as Asia-Pacific head of listed derivatives trading at State Street Bank & Trust (2014 – 2016). The most recent banking role involved setting up a new division for State Street Bank and attaining dealing licenses in HK and Singapore. Since moving to Asia in 1998 he has been sales trading Asia Pacific equities, derivatives, exotic products and advising on convertible bond placements and IPOs to asset managers, hedge funds, central banks and sovereign wealth funds. Most recently Mr. Cheung was President of Asia Pacific of Pebble Labs Inc. (2016 – 2020) and a Director of Business Development for Trait Biosciences Inc. (2017 – Present).

Larry K. Doan, Director

Mr. Doan is a retired executive who was a director/founder and Vice President of Extreme CCTV (1999-2008), a company that he helped take public on the Toronto Stock Exchange and was part of the Directors committee that saw the takeover of the company in 2007. His focus had been on developing sales channels in North America and Europe. Mr. Doan has served as a Director of Mission Ready Services Inc. (2013-2014), a TSX-Venture Exchange listed company that develops and manufactures products for use by militaries and first responders. Has been a director of a number of capital pool companies including: Flying Monkey Capital Corp. (2015 to 2018) and Marching Moose Capital Corp. (2014 to 2015). He is currently also a contributing director of Ponderous Panda Capital Corp. (2018-present).

Our Advisors

Our business benefits from the advice and support of a strong team of advisors.

Our Scientific Advisors

Dr. Aristobulo Loaiza - Advisor – Aquaculture

Dr. Loaiza is the former Senior Manager of BASF New Business. He is known as a natural leader who leverages systems thinking and networking to drive business results. He has extensive chemicals, biotechnology and commercial training with deep knowledge and a solid network in various value chains including Biotech, Agriculture, and Nutrition and Food Safety. Dr. Loaiza received his M.S. in Bioinorganic Chemistry from UCLA and his Ph.D. in chemistry/ biochemistry from Purdue University.

Dr. Brian Heinze – Advisor – R&D

Dr. Heinze is the R&D Director at OptiEnz, responsible for research, product development, and project management. He has been actively involved in researching and developing optical biosensors for more than eight years, receiving numerous awards including the National SMART Grant, NASA Space Grant, and a National Science Foundation Small Business Innovation Research Award. Dr. Heinze earned a B.S. degree in biology and a Ph.D. in biosystems engineering, both from the University of Arizona with honors.

Dr. Anne Lo - Advisor – Animal Diagnostics

Dr. Anne Lo trained as a veterinary surgeon and worked in a number of clinical positions. She subsequently joined the management consulting firm Bain & Co. in London, before moving to a strategy role with WorldPay. Dr. Lo is now with Horizons Ventures based in Hong Kong, where she primarily covered science and healthcare investments. Dr. Lo received her B.Sc. and BVM&S degrees from the University of Edinburgh and her Ph.D. from the University of Cambridge.

Dr. James M. Hotaling, MD, MS, FECSM – Urinary Tract Infection Clinical Trial Advisor

Dr. Hotaling is a fellowship-trained urologist specializing in Male Infertility and Men’s Health. He completed his undergraduate work at Dartmouth, graduating magna cum laude with a double major in history and biophysical chemistry. He then went to Duke for medical school and completed a 6-year residency at the University of Washington, where he trained with one of the top penile reconstructive surgeons in the world, Dr. Hunter Wessells. Dr. Hotaling elected to pursue an additional year of training under Dr. Craig Niederberger at the University of Illinois at Chicago, focusing on Male Infertility and Men’s Health. He is also one of the only Men’s Health and Infertility experts in the United States to have undergone additional training to become a Fellow of European College of Sexual Medicine (FECSM). He has over 85 publications, is funded by the NIH to study Erectile Dysfunction and Male Infertility and is regularly invited to speak at conferences all over the United States on Male Infertility, Men’s Health and Erectile Dysfunction. He has been on the faculty at the University of Utah since 2013 and is currently the medical director of the fertility integrated practice unit, the director of the Men’s Health program and a co-director of the fellowship in reconstructive urology and men’s health. In addition, Dr. Hotaling is an editor of Fertility and Sterility, the premier journal in the field.

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Dr. David Dandy– Senior Science Advisor

Prior to joining Colorado State University in 1992, Dr. Dandy spent four years as a Senior Staff Member in the Advanced Materials Department at Sandia National Laboratories. In the mid-2000’s, Dr. Dandy switched his primary focus to the development of novel miniaturized biosensing devices. That work has involved detection and identification of biomarkers associated with bacterial and viral infection in humans, and it has recently expanded to plant pathogens. Target biomarkers have included nucleic acids, antigens, host antibodies, and intact virus particles. Dr. Dandy’s research in diagnostics focuses on developing and implementing microfluidic solutions for passive and active mixing strategies, passive pumping, automated flow control in microfluidic networks, and microparticle concentration and separation. He holds a total of five US patents on two label-free biosensing technologies, the first employing an integrated optical waveguide and the second an optical method based on enzymatic conversion of target analyte. Dr. Dandy also has three pending patent applications. Dr. Dandy earned a BS in chemical engineering at the University of California, Davis, and MS and PhD degrees in chemical engineering from the California Institute of Technology. He is currently Professor and Department Head of Chemical and Biological Engineering and has a joint appointment as Professor of Biomedical Engineering

Dr. Charles Henry – Senior Science Advisor

Dr. Henry joined Colorado State University in 2002 and is now Professor of Chemistry with a joint appointment as Professor of Chemical and Biological Engineering. He served as Chair of the Department of Chemistry from 2014-2018. Dr. Henry’s research interests lie broadly in the development of lab-on-a-chip technologies to study environmental and biological phenomena. Major techniques used include microfabrication, chromatography, electrochemistry, electrophoresis, microfluidics, microscopy, and 3D printing. Dr. Henry has published over 180 peer-reviewed publications and generated eight issued patents. In addition, Dr. Henry has been involved in five spin-out companies from Colorado State University with products ranging from industrial water quality sensors to low-cost environmental diagnostics. Dr. Henry’s current research includes projects to develop low-cost capillary flow driven diagnostic assays and biosensors for infectious diseases (bacterial and viral) and disease biomarkers, and the creation of new tissue-on-a-chip systems that integrate living ex vivo tissue into microfluidic devices.

Dr. Brian Geiss– Senior Science Advisor

Dr. Geiss is Associate Professor in Microbiology, Immunology, and Pathology at Colorado State University. He has a wide range of experience, from protein biochemistry and structural biology to molecular virology and in vivo pathogenesis analyses. Since 2005, he has studied RNA viruses including flaviviruses, alphaviruses, and coronaviruses. Dr. Geiss has been supported by the NIH since 2006 to develop novel antiviral targeting flavivirus RNA capping and define the mechanisms of viral RNA capping. Among other accomplishments, Dr. Geiss identified the first patented guanylyltransferase-targeted antiviral molecule that can suppress the replication of multiple different flaviviruses. He has also developed a number of tools for virology, including several alphavirus replicon and infectious virus launch systems. Recently, Dr. Geiss has focused on development of novel biosensors for the detection of infectious diseases, including pathogen nucleic acids, virus particles, intact bacterial cells, and pathogen-specific antibody responses in a variety of sample matrices.

Our Business Advisors

Keara Sauber - Advisor– Human Health Devices

Ms. Sauber began her career at GlaxoSmithKline in a top sales role and has won multiple awards for running a $20M+ per quarter territory while performing an analyst role while on a rotation. After working in the healthcare space, Ms. Sauber joined a fintech specialty lender backed by Goldman Sachs as Vice President. As an executive at a fast growth fintech company, Ms. Sauber built strategic partnerships with companies in various verticals to build proprietary lending solutions, helping businesses achieve their financial goals. In 2017, she and her team originated more than $50 million in capital needs.

Rod Turner - Advisor – Financing

Mr. Turner is the Chief Executive Officer of Manhattan Street Capital specializing in Reg A+, Reg D and US STO advisory services. He was a senior executive for two IPOs to NASDAQ (Ashton-Tate and Symantec). Mr. Turner built a VC firm and was an angel investor in Ask Jeeves, INFN, AMRS, eASIC, and Bloom Energy. His background is as an engineer and he has skills in all areas of business. Mr. Turner is a sought-after speaker in the areas of Reg A+ and Reg D financings.

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Vladimiro Cernetig - Advisor – Brand Strategy & Communications

Mr. Cernetig is the founder of Catalytico ~ ideas in motion. He has built brands for companies and projects with values measured in the billions of dollars. An award-winning journalist and filmmaker, Mr. Cernetig brings deep research and story-making to brands and strategy, thanks to decades of travel throughout Canada, Asia, Europe and the United States. He has written for The Globe & Mail as bureau chief in Beijing, New York, Vancouver, Alberta and The Arctic. His writing has appeared in The International Herald Tribune, The Economist and The Toronto Star, where he was Montreal bureau chief. His films have been broadcast internationally on the BBC, CBC, National Geographic and other networks.

Arnold Peinado – Advisor – Business Development

Mr. Peinado is a former senior partner in the global capital markets group of the NYC-headquartered international law firm Milbank LLP, having practiced securities and corporate law for over 35 years and advised numerous public and private U.S and non-U.S. companies across a wide range of industries. He is on the board of Silver Aircraft Leasing LLC, Start III USA LLC and Sunbird Engine Finance LLC, each an aviation leasing vehicle with outstanding capital markets debt and equity. Arnold is also a director/trustee of several non-profit organizations, including The Nature Conservancy, NJ Chapter, the Urban Justice Center and iCivics, Inc. He is a joint degree graduate of Harvard Law School and Harvard Business School.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2020, we compensated our executive officers as follows. We did not pay any cash compensation to our directors in connection with their board service in 2020. In 2020, we awarded each of our non-management board members (including Mr. Michael Harrison who resigned in December 2020) and Mr. Smalley, options to purchase 200,000 shares of our Common Stock as compensation for their services as directors. In each case, options for 100,000 shares of our Common Stock are exercisable at $0.25 per share for a period of 10 years and options for the balance of 100,000 shares of our Common Stock are exercisable at $2.50 per share for a period of 10 years.

Name	Capacities in which compensation was received	Cash compensation ($) (1)	Other compensation ($) (2)	Total compensation ($)

Rodney W. Reum	Executive Chairman (3)	204,000	Nil	204,000

Nicolette A. Keith	Chief Financial Officer	204,000	Nil	204,000

Kenneth F. Reardon	Chief Science Officer	96,500	Nil	96,500

David W. Smalley	General Counsel (4)	70,000	Nil	70,000

Yu-Cheng (Mike) Kao	Vice President Finance	Nil	Nil	Nil

(1)	Payment of these amounts has been deferred as discussed below.
(2)

In 2020, we awarded each of our officers, options to purchase 300,000 shares of our Common Stock as compensation for their services as officers. In each case, options for 150,000 shares of our Common Stock are exercisable at $0.25 per share for a period of 10 years and options for the balance of 150,000 shares of our Common Stock are exercisable at $2.50 per share for a period of 10 years.

(3)	Mr. Reum was appointed Chief Executive Officer on June 1, 2020, prior to that time, he served as Executive Chairman.
(4)	Appointed as General Counsel on May 1, 2020.

Mr. Reum serves as Executive Chairman pursuant to a Consulting Agreement we have entered into with Caballarius Global Holdings Inc. Under that Agreement, Caballarius, of which Mr. Reum is a principal, is entitled to fees of $16,000 per month and a one-time signing bonus of $32,000. These amounts are deferred pending our completing a financing of not less than $2.5 million. If we become a reporting company on any recognized public exchange or our shares are qualified under Regulation A of the Securities Act, this monthly fee increases to $20,000. Mr. Reum was issued 1,340,000 shares for services provided to the company prior to April 2019. In addition, under this agreement we granted to Mr. Reum incentive stock options exercisable for 150,000 shares of our Common Stock at $0.25 per share for a period of 10 years and an additional incentive stock options exercisable into 150,000 shares of our Common Stock at $2.50 per share for a period of 10 years. Mr. Reum is also eligible to participate in any future benefit or bonus programs that we may establish for senior executives. The Consulting Agreement with Mr. Reum has a one-year term and automatically renews each June 1, beginning June 1, 2020, for successive one-year terms until terminated by either the company or the Consultant upon 60 days written notice.

24

Ms. Keith serves as Chief Financial Officer pursuant to a Consulting Agreement we have entered into with 2K Services Ltd. Under that Agreement, 2K, of which Ms. Keith is a principal, is entitled to fees of $16,000 per month and a one-time signing bonus of $32,000. These amounts are deferred pending our completing a financing of not less than $2.5 million. If we become a reporting company on any recognized public exchange or our shares are qualified under Regulation A of the Securities Act, this monthly fee increases to $20,000. Ms. Keith was issued 740,000 shares for services provided to the company prior to April 2019. In addition, under this agreement we have granted to Ms. Keith incentive stock options exercisable for 150,000 shares of our Common Stock at $0.25 per share for a period of 10 years and an additional incentive stock options exercisable into 150,000 shares of our Common Stock at $2.50 per share for a period of 10 years. Ms. Keith is also eligible to participate in any future benefit or bonus programs that we may establish for senior executives. The Consulting Agreement with Ms. Keith has a one-year term and automatically renews each June 1, beginning June 1, 2020, for successive one-year terms until terminated by either the company or the Consultant upon 60 days written notice.

Mr. Smalley serves as General Counsel pursuant to a Consulting Agreement we have entered into with David Smalley Law Corp. Under that Agreement, David Smalley Law Corp., of which Mr. Smalley is a principal, is entitled to fees of $10,000 per month. These amounts are deferred pending our completing a financing of not less than $2.5 million. If Mr. Smalley provides more than 40 hours of service a month, he is entitled to receive $600 per hour for each hour over 40 hours. Mr. Smalley is also eligible to participate in any future benefit or bonus programs that we may establish for senior executives. The Consulting Agreement with Mr. Smalley has a one-year term and automatically renews each June 1, beginning June 1, 2021, for successive one-year terms until terminated by either the company or the Consultant upon 60 days written notice.

Dr. Reardon serves as Chief Science Officer pursuant to a Consulting Agreement we have entered into with KFR Tech, LLC, under that Agreement, KFR Tech, of which Dr. Reardon is a principal, is entitled to fees of $5,000 per month for 40 hours of service each month and a one-time signing bonus of $10,000. These amounts are deferred pending our completing a financing of not less than $2.5 million. If Dr. Reardon provides more than 40 hours of service a month, he is entitled to receive $125 per hour for each hour over 40. Dr. Reardon was issued 300,000 shares for services provided to the company prior to April 2019. In addition, under this agreement we have granted to Dr. Reardon incentive stock options exercisable for 150,000 shares of our Common Stock at $0.25 per share for a period of 10 years and an additional incentive stock options exercisable into 150,000 shares of our Common Stock at $2.50 per share for a period of 10 years. Dr. Reardon is also eligible to participate in any future benefit or bonus programs that we may establish for senior executives. The Consulting Agreement with Dr. Reardon has a one-year term and automatically renews each June 1, beginning June 1, 2020, for successive one-year terms until terminated by either the company or the Consultant upon 60 days written notice.

Mr. Kao is expected to serve as Vice President Finance beginning on the date that our Offering Statement for this offering is qualified by the SEC (the “Effective Date”) pursuant to a Consulting Agreement we have entered into with him. Under the Consulting Agreement, he will be entitled to fees of $5,000 per month for 40 hours of service each month. If Mr. Kao provides more than 40 hours of service a month, he will be entitled to receive $125 per hour for each hour over 40. In addition, under this agreement we have granted to Mr. Kao incentive stock options exercisable for 100,000 shares of our Common Stock at $0.25 per share for a period of 10 years and an additional incentive stock options exercisable into 100,000 shares of our Common Stock at $2.50 per share for a period of 10 years. Mr. Kao will also be eligible to participate in any future benefit or bonus programs that we may establish for senior executives. The Consulting Agreement with Mr. Kao has a one-year term and automatically renews each year beginning one year from the Effective Date, for successive one-year terms until terminated by either the company or the Consultant upon 60 days written notice.

25

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of December 31, 2020, the voting securities of the company that are owned by executive officers and directors or that they have a right to acquire. No other person holds more than 10% of any class of the company’s voting securities or has the right to acquire those securities. The address of each officer and director is the company’s address as set forth on the cover page of this Offering Circular.

Name and address of beneficial owner	Title of Class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (1)	Percent of class

Executive Officers and Directors

Rodney W. Reum Director and Executive Chairman	Common Stock	3,600,000	300,000	10.1%

Nicolette A. Keith Chief Financial Officer	Common Stock	740,000	300,000	2.7%

Kenneth F. Reardon Chief Science Officer (2)	Common Stock	600,000	300,000	2.3%

Yu-Cheng (Mike) Kao Vice President Finance	Common Stock	1,000,000	200,000	3.1%

Edward T.L. Cheung Director	Common Stock	2,474,044	200,000	6.9%

David W. Smalley Director and General Counsel	Common Stock	1,714,796	200,000	5.0%

Larry K. Doan Director	Common Stock	500,000	200,000	1.8%

Cynthia Ekberg Tsai Director	Common Stock		200,000	0.5%

All current executive officers and directors as a group (8 people)	Common Stock	10,628,840	1,900,000	32.4%

(1)	Represents options to purchase the identified number of shares of Common Stock and assumes that all such options are vested.
(2)	Dr. Reardon holds his shares through KFR Tech LLC, of which he is the managing member and sole beneficial owner.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On April 13, 2020 we entered into an Assignment of Intellectual Property Rights and a License and Royalty Calculation Agreement with OptiEnz Sensors, LLC for consideration of $50,000, previously advanced to as a loan OptiEnz during 2019. Our Chief Science Officer, Dr. Ken Reardon is a founder and principal of OptiEnz. Under the assignment, OptiEnz has assigned any and all intellectual property rights relating to a portable instrument and associated software for measuring fluorescence resonance energy transfer (“FRET”) between pairs of fluorophores. The instrument, software, and methods developed can be used to measure FRET between any fluorophore pair and can make simultaneous measurements of multiple fluorophore pairs. In addition, we will pay a royalty to OptiEnz of 5% of the net sales of the product up to a total royalty payment of $450,000, after which the royalty payment will be 1.5% of the net sales of the product. During 2019, we advanced $50,000 to OptiEnz for development work on B-Detect product, which was applied towards the purchase of intellectual property under the assignment. On May 20, 2020, we entered into a master research agreement with OptiEnz that provides for collaborative ongoing research and development into our products and related sensors, industry support and expanding the technology, as described under “The Company’s Business—Intellectual Property.”

As noted under “Compensation of Directors and Executive Officers,” the cash compensation payable to our executive officers has been deferred pending completion of an offering of not less than $2.5 million.

26

See Note 8 to our audited financial statements included below.

Item 6. OTHER INFORMATION

[None]Termination of an Assignment of Intellectual Property Rights and a Research License and Royalty Calculation Agreement.

On March 26, 2019, Quara Devices Inc. (dba Edoceo Devices) (“Edoceo”) entered into an Assignment of Intellectual Property Rights (the “Assignment”) and a Research License and Royalty Calculation Agreement (the “License Agreement”) with Pebble Labs USA Inc. (“Pebble Labs”), under which, following Edoceo’s payment of $500,000 by September 30, 2020, Edoceo would acquire intellectual property rights associated with Pebble Labs’ proprietary FRET biosensor protein including a provisional patent therefor and, under an ancillary Quitclaim Assignment (collectively with the Assignment and the License Agreement, the “Agreements”) entered into on August 22, 2019, Edoceo would acquire all additional technology related to such patent to which Pebble Labs may have contributed in some degree to conceiving or developing. On September 30, 2020, Pebble Labs notified Edoceo that, due to non-payment of the $500,000 purchase price by the required date, (1) the Agreements are terminated and (2) in the absence of a future agreement between the parties Edoceo has no rights to the patent referred to above or any of the intellectual property rights related thereto. Additionally, Pebble Labs has applied for a trademark for the mark “Quara Devices” and has asserted that Edoceo has no rights to such trademark in the absence of a future agreement between the parties.

Edoceo remains optimistic that they will reach a satisfactory resolution with Pebble Labs and management believes Edoceo will be able to continue operating in a manner substantially similar to that described in its offering circular filed as part of its offering statement on the Form 1-A without the Assignment and License Agreement with Pebble Labs.

Resignation of a Director and Appointment of a Director.

On December 1, 2020, Quara Devices Inc. (dba Edoceo Devices) (“Edoceo”) received and accepted the resignation of Michael Harrison from the board of directors.

On December 1, 2020, Edoceo appointed Edward Tze Loong Cheung to the board of directors.

Certain Unregistered Sales of Equity Securities

In consideration for advisory services provided by NCFC Technologies Ltd. (“NCFC”) in connection with the Strategic Alliance, Preferred Supply and Distribution Agreement discussed under Item 9 below, Quara Devices Inc. (dba Edoceo Devices) (“Edoceo”) has agreed to issue to NCFC 0.35 shares of Common Stock for each USD$1.00 of gross sales of the Ningbo (as defined below) products sold by Edoceo, up to a maximum of 4,000,000 shares. In addition, Edoceo will issue to NCFC, 0.2 shares of Common Stock for each USD $1.00 of equity investment received by Edoceo in its Regulation A offering up to a maximum of 3,200,000 shares.

Strategic Alliance, Preferred Supply and Distribution Agreement.

On December 23, 2020, Edoceo signed a Strategic Alliance, Preferred Supply and Distribution Agreement with the Ningbo Beautiful Life Medical Biotechnology Development Co., Ltd. (“Ningbo”) and NCFC. The agreement gives Edoceo a worldwide non-exclusive license to market, distribute and sell Ningbo’s proprietary, in vitro diagnostic, combined antigen rapid test kits for saliva SARS-CoV-2 incorporating a nanocarbon assay suitable for self-administration (the “Rapid Coronavirus Antigen Test Kits”). Under the Agreement, Edoceo is a preferred distributor of the Rapid Coronavirus Antigen Test Kits, meaning that the the product prices, quantities, and product delivery terms shall not be less favorable to Edoceo than any other distributor. Furthermore, Edoceo is free to set its own pricing for any products sold.

The Rapid Coronavirus Antigen Test Kits have approval from Chinese authorities for export from China, and a CE mark designation for sale within the European Community and Edoceo expects to begin sales shortly through multiple agents located in the 33 countries that require a CE mark designation for sale. The parties have agreed to collaborate with each other in obtaining any required licenses or permits or complying with any other regulatory requirements worldwide. Edoceo intends, in collaboration with the other parties to the Agreement, to apply to the Federal Drug Administration for approval of the Rapid Coronavirus Antigen Test Kits under its Emergency Use Authorization.

Under the Agreement, Edoceo is required to (i) engage competent and experienced agents to render prompt and adequate assistance to the users of the products and (ii) provide customer service (including taking orders, responding to customer inquiries, fulfilling requests for quotes on product pricing, and forwarding product complaints to Ningbo) on a timely basis as well as provide such assistance and information to customers as is reasonably requested by Ningbo.

The Agreement has a term of 3 years and may be extended for additional terms of 3 years upon mutual notice of intent to extend by Edoceo and Ningbo.

Features and benefits of the Rapid Coronavirus Antigen Test Kits include.

●	The test provides results within 17 minutes for point-of-need applications

●	The test is non-intrusive, saliva based with no mixing or mailing of sample

●	It is CE Certified allowing for immediate distribution in 33 Countries

●	It is easy to use with minimal need for medically trained personnel

●	It is expected to be competitively priced allowing increased regular point-of-need testing

Edoceo’s current supply capacity for the Rapid Coronavirus Antigen Test Kits is up to 200,000 units per day, 73 million per year. Edoceo believes this Agreement and its distribution and sale of products thereunder will establish Edoceo’s position in the rapid-testing pathogen marketplace and benefit the distribution of its V-Detect and B-Detect devices when ready for their commercialization.

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QUARA DEVICES INC.

FINANCIAL STATEMENTS

December 31, 2020 and 2019

28

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management
Quara Devices, Inc.

Report on the Financial Statements

We have audited the accompanying balance sheets of Quara Devices, Inc., dba Edoceo Devices (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quara Devices, Inc. as of December 31, 2020 and 2019, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and relies on external financing, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ dbbmckennon
Newport Beach, California
April 29, 2021

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QUARA DEVICES INC.

BALANCE SHEET

	December 31, 2020	December 31, 2019

Assets
Current assets
Cash	$22,411	$360,359
Loan receivable – related party	-	50,000
Total current assets	22,411	410,359

Deferred offering costs	96,005	20,000
Intellectual property	50,000	-
Total assets	168,416	430,359

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	51,164	202
Related party payables	1,026,670	440,048
Total liabilities	1,077,834	440,250

Commitments and contingencies (Note 4)	-	-

Stockholders’ deficit
Common stock, no par value, unlimited authorized, 38,457,361 and 38,357,361 shares issued and outstanding as of December 31, 2020 and 2019, respectively	920,353	902,036
Accumulated Deficit	(1,829,771)	(911,927)
Total stockholders’ deficit	(909,418)	(9,891)
Total liabilities and stockholders’ deficit	$168,416	$430,359

The accompanying notes are an integral part of these financial statements.

30

QUARA DEVICES INC.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2020	Period from February 5, 2019 (Inception) to December 31, 2019

Operating Expenses
General and administrative	$748,251	$805,284
Sales and marketing	169,593	106,643

Total operating expenses	917,844	911,927
Net loss	$(917,844)	$(911,927)
Basic and diluted loss per common share	$(0.024)	$(0.04)
Weighted average number of common shares outstanding – basic and diluted	38,418,183	25,986,288

The accompanying notes are an integral part of these financial statements.

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QUARA DEVICES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock			Total
	Number of Shares	Amount	Accumulated Deficit	Stockholders’ Deficit

Balance, February 5, 2019 (Inception)	-	-	-	-
Founders’ shares	20,357,361	$2,036	$-	$2,036
Shares issued for cash	10,740,000	537,000	-	537,000
Shares issued for services	5,200,000	260,000	-	260,000
Shares issued to settle related party payables	2,060,000	103,000	-	103,000
Net loss	-	-	(911,927)	(911,927)

Balance, December 31, 2019	38,357,361	$902,036	$(911,927)	$(9,891)

Shares issued for services	100,000	5,000	-	5,000
Stock-based compensation	-	13,317	-	13,317
Net loss	-	-	(917,844)	(917,844)

Balance, December 31, 2020	38,457,361	$920,353	$(1,829,771)	$(909,418)

The accompanying notes are an integral part of these financial statements.

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QUARA DEVICES INC.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2020	Period from February 5, 2019 (Inception) to December 31, 2019

OPERATING ACTIVITIES
Net loss	$(917,844)	$(911,927)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	18,317	260,000
Changes in operating assets and liabilities:
Accounts payable	50,962	202
Related party payables	586,622	543,048
Net cash used in operating activities	(261,943)	(108,677)

INVESTING ACTIVITIES
Loan receivable – related party	-	(50,000)
Net cash used in investing activities	-	(50,000)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	-	539,036
Deferred offering costs	(76,005)	(20,000)
Net cash provided by financing activities	(76,005)	519,036

Change in cash during the period	(337,948)	360,359
Cash, beginning of period	360,359	-
Cash, end of period	22,411	$360,359

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:
Related party payables settled in stock	$-	$103,000
Purchase of intellectual property through relief of loan receivable – related party	$50,000	$-

The accompanying notes are an integral part of these financial statements.

33

QUARA DEVICES INC. dba EDOCEO DEVICES

NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Quara Devices Inc. (the “Company”) was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Wyoming Business Corporations Act on February 5, 2019 (“Inception”). On July 24, 2020, the Company filed to trademark Edoceo Devices and began operating under the name Quara Devices Inc, dba Edoceo Devices. The Company is an emerging med-tech & biotech company focusing on the development of revolutionary sensors including a handheld bacterial quorum sensing device to provide rapid early warning to the presence of harmful pathogens. The Company’s registered and records office address is 1623 Central Avenue, Suite 204, Cheyenne, WY 82001.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include changes in biotechnology regulatory environment, technological advances that render our technologies obsolete, availability of resources for testing, acceptance of technologies into the intended communities, and competition from larger, more well-funded companies. These adverse conditions could affect the Company’s financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 novel coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the financial impact will be to the Company, it is reasonably possible that future capital raise efforts and additional development of our technologies may be negatively affected.

2. GOING CONCERN

We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved and have incurred operating losses since Inception. These matters raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon the financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its sensors.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). These financial statements of the Company are presented in United States dollars, which is the Company’s functional currency.

Use of estimates and judgements

The preparation of these financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the period. Actual results could differ from these estimates. The preparation of these financial statements requires management to make judgments regarding the going concern of the Company, as discussed in Note 2.

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QUARA DEVICES INC. dba EDOCEO DEVICES

NOTES TO THE FINANCIAL STATEMENTS

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, deferred tax assets and liabilities and valuation of stock-based compensation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include loan receivable – related party, accounts payable, and related party payables. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers institutional money market funds and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ equity (deficit) or the related debt, as applicable. As of December 31, 2020, $96,005 in deferred offering costs were included in the accompanying balance sheet.

Intangible Assets

Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

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QUARA DEVICES INC. dba EDOCEO DEVICES

NOTES TO THE FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income taxes

The Company applies ASC 740, Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss Per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2020 the Company had 3,550,000 stock options that were excluded as their exercise prices exceed the estimated fair value of the Company’s common stock.

Impairment of Long-Lived Assets

The Company follows FASB Accounting Standards Codification (“ASC”) 360, Accounting for Impairment or Disposal of Long-Lived Assets. ASC 360 requires that if events or changes in circumstances indicate that the carrying value of long-lived assets or asset groups may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset’s carrying value to determine if a write-down to market value would be required. Long-lived assets or asset groups that meet the criteria in ASC 360 as being held for sale are reflected at the lower of their carrying amount or fair market value, less costs to sell.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

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QUARA DEVICES INC. dba EDOCEO DEVICES

NOTES TO THE FINANCIAL STATEMENTS

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

4. INTELECTUAL PROPERTY

On April 13, 2020 the Company entered into an assignment of intellectual property rights from OptiEnz Sensors, LLC (OptiEnz) for consideration of $50,000 previously advanced to OptiEnz during 2019 and reflected as a Loan receivable – related party on the accompanying balance sheet of the Company as at December 31, 2019. OptiEnz has assigned any and all intellectual property rights, including all inventions and patent rights therein, copyrights, design rights, trade secrets, confidential information, and any other analogous intangible proprietary rights, whether registered or unregistered, which may subsist anywhere in the world, and all applications for registration or issuance of any of same, including all divisions, continuations, reissues, and extensions thereof, and all rights to file any such applications, and all registrations for any of same; relating to a portable instrument and associated software for measuring fluorescence resonance energy transfer (FRET) between pairs of fluorophores. The instrument, software, and methods developed can be used to measure FRET between any fluorophore pair and can make simultaneous measurements of multiple fluorophore pairs. In addition, the Company will pay a royalty to OptiEnz of 5% of the net sales of the product as reserved in the Assignment up to a total royalty payment of $450,000 after which the Royalty shall be calculated at 1.5% of the net sales of the product. The Company has not had any sales to date.

5. COMMITMENTS AND CONTIGENCIES

We are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

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QUARA DEVICES INC. dba EDOCEO DEVICES

NOTES TO THE FINANCIAL STATEMENTS

Intellectual Property Purchase Agreement

On March 26, 2019, the Company entered into an assignment of Intellectual Property Rights and a Research License and Royalty Calculation Agreement with Pebble Labs Inc. (Pebble). Pebble was to assign certain intellectual property specified under the agreement for a one-time payment of $500,000 and an ongoing royalty fee equal to 1.5% of net sales derived from products resulting from the Provisional Patent. The one-time fee was originally payable by November 30, 2019 and was subsequently extended to September 30, 2020. In the absence of the required one-time payment or agreed upon extension, the assignment of rights become null and void and Pebble would retain all rights. There is no penalty for non-payment other than the loss of these rights.

On September 30, 2020, Pebble Labs notified Edoceo that, due to non-payment of the $500,000 purchase price by the required date, (1) the Agreements are terminated and (2) in the absence of a future agreement between the parties Edoceo has no rights to the intellectual property rights specified in the original agreement.

On May 14, 2020, the Company licensed from the Colorado State University Research Foundation an exclusive right in all territories and for all fields to the patent rights and know-how relating to technology known as PadLock-RCA-Nuclease Protection Lateral Flow Assay for the detection of pathogen sequences at the point of care. The Company has paid an upfront fee of $5,000 and will pay royalties ranging from 3% to 4% based on volume of annual net sales. The Company will be subject to minimum royalty payments beginning in 2023 of $5,000 and $10,000 beginning in 2025. The Company has also agreed to milestone payments based on net sales ranging from $10,000 to $1,000,000. In addition, the Company will issue common shares upon the Company completing proof of concept work demonstrating utility in diagnosing SARS-CoV-2 in an amount equal to 1% of all issued and outstanding shares on a fully diluted basis calculated on a post-closing basis. The Company has not completed proof of concept to date.

On May 20, 2020 we entered into a master research agreement with OptiEnz that provides for collaborative ongoing research and development into our products and related sensors, industry support and expanding the technology. The master research agreement provides that the company will fund research activities to be performed by OptiEnz, solely or jointly with the company and other third parties and OptiEnz will furnish the necessary personnel, materials, equipment and facilities, and otherwise perform all things necessary with best intent and effort within resources provided by the company for the performance of specific projects as agreed upon from time to time by execution of individual task orders. OptiEnz will provide project proposals to the company and upon acceptance of the project proposal by the company, the parties will enter into task orders. Each task order will include: (1) the project scope, including a list of deliverables, (2) the project term; and (3) the payment terms. The payment terms are either on a fixed price basis or based on cost reimbursement, as set forth in each task order. The initial task order has a term of 12 months and a fixed price of $891,000. The first payment under this agreement is due upon the initiation of the phase, which as of December 31, 2020, has not occurred. The master research agreement has a term of five years. As of

Strategic Alliance, Preferred Supply and Distribution Agreement.

On December 23, 2020, Edoceo signed a Strategic Alliance, Preferred Supply and Distribution Agreement with the Ningbo Beautiful Life Medical Biotechnology Development Co., Ltd. (“Ningbo”) and NCFC. The agreement gives Edoceo a worldwide non-exclusive license to market, distribute and sell Ningbo’s proprietary, in vitro diagnostic, combined antigen rapid test kits for saliva SARS-CoV-2 incorporating a nanocarbon assay suitable for self-administration (the “Rapid Coronavirus Antigen Test Kits”). Under the Agreement, Edoceo is a preferred distributor of the Rapid Coronavirus Antigen Test Kits, meaning that the product prices, quantities, and product delivery terms shall not be less favorable to Edoceo than any other distributor. Furthermore, Edoceo is free to set its own pricing for any products sold.

The Rapid Coronavirus Antigen Test Kits have approval from Chinese authorities for export from China, and a CE mark designation for sale within the European Community and Edoceo expects to begin sales in 2021 through multiple agents located in the 33 countries that require a CE mark designation for sale. The parties have agreed to collaborate with each other in obtaining any required licenses or permits or complying with any other regulatory requirements worldwide. Edoceo intends, in collaboration with the other parties to the Agreement, to apply to the Federal Drug Administration for approval of the Rapid Coronavirus Antigen Test Kits under its Emergency Use Authorization.

Under the Agreement, Edoceo is required to (i) engage competent and experienced agents to render prompt and adequate assistance to the users of the products and (ii) provide customer service (including taking orders, responding to customer inquiries, fulfilling requests for quotes on product pricing, and forwarding product complaints to Ningbo) on a timely basis as well as provide such assistance and information to customers as is reasonably requested by Ningbo.

The Agreement has a term of 3 years and may be extended for additional terms of 3 years upon mutual notice of intent to extend by Edoceo and Ningbo.

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QUARA DEVICES INC. dba EDOCEO DEVICES

NOTES TO THE FINANCIAL STATEMENTS

In consideration for advisory services provided by NCFC Technologies Ltd. (“NCFC”) in connection with the Strategic Alliance, Preferred Supply and Distribution Agreement discussed above, the Company has agreed to issue to NCFC 0.35 shares of Common Stock for each USD$1.00 of gross sales of the Ningbo products sold by Edoceo, up to a maximum of 4,000,000 shares. In addition, Edoceo will issue to NCFC, 0.2 shares of Common Stock for each USD $1.00 of equity investment received by Edoceo in its Regulation A offering up to a maximum of 3,200,000 shares.

6. SHAREHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue unlimited common shares with no par value.

On or near Inception, the Company issued 20,357,361 common shares for $0.0001 per share to founders.

During the period ended December 31, 2019, the Company issued 10,740,000 common shares at $0.05 per common share, for total cash proceeds of $537,000.

During 2019, the Company issued 5,200,000 common shares at $0.05, each, for services valued at $260,000 including marketing services of $15,000, legal services of $82,000 and consulting services of $163,000. The shares were valued based on the sale price to third parties described above. Of the total, $15,000 is included in sales and marketing and $245,000 is included in general and administrative expenses in the accompanying statement of operations, respectively.

In September 2019, the Company issued 2,060,000 common shares at $0.05 per common share, for settlement of related-party advances of $103,000.

In May 2020 the Company issued 100,000 common shares at $0.05 for marketing related services valued at $5,000. These services are included in sales and marketing expenses in the accompanying statement of operations.

Stock options

The Company has established the Quara Devices, Inc. 2019 Stock Option Plan (the “Plan”) under which it is authorized to grant stock options to executive Officers, Directors, employees, and consultants. Under the Plan, the number of options that may be issued is limited to no more than 15% of the Company’s issued and outstanding shares immediately prior to the grant. The options can be granted for a maximum term of ten (10) years and vest at the discretion of the Board of Directors.

In 2020 the Company granted 3,550,000 stock options under the Plan to various advisors and employees with exercise prices ranging from $0.25 - $2.50. The granted options had a weighted average exercise price of $1.38, a weighted average grant date fair value of approximately $0.007 expire in ten years, and vest quarterly over two years. There were no stock options granted in 2019.

The continuity schedules of the stock options for the years ended December 31, 2020 and 2019 are as follows.

Expiry Date	Exercise Price	December 31, 2019	Granted	Exercised	Expired/ Cancelled	December 31, 2020

January 15, 2030	$0.25	-	1,600,000	-	-	1,600,000
January 15, 2030	$2.50	-	1,600,000	-	-	1,600,000
April 15, 2030	$0.25	-	100,000	-	-	100,000
April 15, 2030	$2.50	-	100,000	-	-	100,000
June 2, 2030	$0.25	-	75,000	-	-	75,000
June 2, 2030	$2.50	-	75,000	-	-	75,000

		-	3,550,000	-	-	3,550,000

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QUARA DEVICES INC. dba EDOCEO DEVICES

NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2020, 887,500 options, with an average exercise price of $1.38 per share and an average remaining life of 9.06 years, were vested. During the year ended December 31, 2020, the Company recognized stock-based compensation expense of $13,317 related to these options. The Company will recognize the remaining value of options totaling approximately $40,000, through 2022.

The stock options granted in 2020 were valued using the Black-Scholes pricing model as indicated below:

Risk-Free Annual Interest Rate	1.40%
Expected Stock Price Volatility	87%
Expected Life of Options and Warrants	6 Years
Expected dividend yield	0%

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s stock options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Forfeitures are recognized as incurred.

7. INCOME TAXES

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

At December 31, 2020, the Company had approximately $1,440,000 of net operating losses (“NOL”) carry forwards for federal and state income tax purposes. These losses are available for future years and have no expiration under current regulations. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The provision for income taxes for continuing operations consists of the following components for the period ended December 31, 2020 and 2019:

	2020	2019
Current	$-	$-
Deferred	-	-
Total tax provision for (benefit from) income taxes	$-	$-

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QUARA DEVICES INC. dba EDOCEO DEVICES

NOTES TO THE FINANCIAL STATEMENTS

A comparison of the provision for income tax expense at the federal statutory rate of 21% for the period ended December 31, 2020 and 2019, the Company’s effective rate is as follows:

	2020	2019
Federal statutory rate	21.0%	21%
State tax, net of federal benefit	(0.0)	(0.00)
Permanent differences	(0.4)	(9.0)
Valuation allowance	(20.6)	(12.0)
Effective tax rate	0.0%	0.0%

At December 31, 2020, the Company had deferred tax assets of approximately $298,000 and has established a full allowance against all deferred tax assets. Valuation allowance increased by $185,000 and $113,000 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets are primarily related to net operating loss carryforwards.

The Company files tax returns in the United States and Wyoming. The Company is subject to U.S. federal and state tax examinations by tax authorities for all years since Inception. As of December 31, 2020 and 2019, the Company has recorded no liability for unrecognized tax benefits, interest, or penalties related to federal and state income tax matters and there currently no pending tax examinations.

8. RELATED-PARTY TRANSACTIONS

Key management personnel include those persons having the authority and responsibility of planning, directing and executing the activities of the Company. The Company has determined that its key management personnel consist of its Executive Officers and Directors. Other related parties to the Company include companies in which key management has control or significant influence. Key management personnel have received no paid salaries or other remuneration directly from the Company during the period ended December 31, 2019. On December 31, 2019 Key management and certain directors were issued 4,395,000 common shares for services provided to the Company.

Key management personnel have received no paid salaries or other remuneration directly from the Company during the period ended December 31, 2020.

Related-party payables:

During the period ended December 31, 2019, the Company entered into agreements with certain executive officers of the Company. The agreements require that all compensation be accrued and deferred until the Company has completed a financing of at least $2.5 million.

	2020	2019

Compensation deferred	$1,007,500	$423,000
Due to related parties for reimbursable expenses	19,170	17,048
	$1,026,670	$440,048

Loan receivable – related party

During the period ended December 31, 2019 the Company advanced $50,000 to a company controlled by an executive officer of the Company for development work. During the year ended, the advance was applied towards the purchase of intellectual property, see Note 4.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 29, 2021, the date these financial statements were available to be issued, and noted no additional events requiring recognition or disclosure.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2021.

Quara Devices Inc. dba Edoceo Devices

By:	/s/ Rodney Reum
Name:	Rodney Reum
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on April 29, 2021.

/s/ Rodney Reum
Name:	Rodney Reum
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Nicolette Keith
Name:	Nicolette Keith
Chief Financial Officer

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